

13000228

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 12/14/12

January 23, 2013

Nicole H. King
EQT Corporation
nking@eqt.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/23/13

Re: EQT Corporation
Incoming letter dated December 14, 2012

Dear Ms. King:

This is in response to your letter dated December 14, 2012 concerning the shareholder proposal submitted to EQT by Howard L. Hausman Reverse QTIP Trust DTD and Nathaniel J. Hausman. We also have received a letter on behalf of the proponents dated January 14, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Shelley Alpern
Clean Yield Asset Management
shelley@cleanyield.com

January 23, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EQT Corporation
Incoming letter dated December 14, 2012

The proposal requests that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions.

We are unable to concur in your view that EQT may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that EQT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that EQT may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on EQT's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that EQT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that EQT may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that EQT's policies, practices and procedures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that EQT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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January 14, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of the Howard L. Hausman Reverse QTIP Trust DTD 04-26-90 and Nathaniel J. Hausman at EQT Corporation

Dear Sir or Madam:

Clean Yield Asset Management submits this letter in reply to EQT Corporation's request for a no-action determination concerning the shareholder proposal ("Proposal") submitted by our clients, the Howard L. Hausman Reverse QTIP Trust DTD 04-26-90 and Nathaniel J. Hausman, to the Company for inclusion in its 2013 proxy materials ("Proponents").

The resolved clause of the Proposal (attached as Exhibit A) reads:

> The shareholders request that the board of directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2013.

We are in receipt of the Company's no-action letter request to the SEC (December 14, 2012), and in this letter set forth our rebuttal to its arguments that the proposal violates Rules 14a-9 and 14a-8 of the Securities and Exchange Act of 1934. EQT ("EQT" or "the Company") has argued that the proposal is excludable because:

a) It is "inherently vague and indefinite" and "materially misleading" in violation of Rule 14a-9,
b) The Company has substantially implemented the proposal, and is therefore excludable under Rule 14-a8(i)(10) and,
c) It relates to the Company's ordinary business operations is therefore excludable under Rule 14-a8(i)(7).

As we demonstrate below, the Company has failed to satisfy its burden of persuasion and should be ordered to include the Proposal in its upcoming proxy statement.

Response to Company's Claim That the Proposal is Excludable Because It Violates Rule 14a-9 ("Inherently Vague and Indefinite and Materially Misleading")

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In Section II-A of its letter, the Company claims that several terms in the proposal are "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (Staff Legal Bulletin 14-B, 9.15.04.)

The Company cites a number of instances in which the Staff has granted relief under Rule 14-8(i)(3) in connection with vague and indefinite language; however, none of the citations concern language relating to previous corporate political spending proposals, nor is the language used in the proffered examples similar to the language in the extant case. To the contrary, the Staff has repeatedly affirmed the right of shareholders to submit proposals addressing corporate political contributions, using similar terminology as that appearing in the extant case (see *Time Warner*, 2.11.04.)

Specifically, EQT has objected to the terms "**feasibility study,**" "**use of treasury contributions**" and "**indirect political contributions.**"

Feasibility study. The Company objects that the term "**feasibility study**" is unclear and could be subject to multiple interpretations. It is perfectly clear that the term "feasibility" is widely used in common parlance and that it therefore has a well understood common meaning. In its own research into the meaning of "feasibility," EQT discovered that Merriam-Webster defined the word as "capable of being done or being carried out" or "capable of being used or dealt with successfully." The common and ordinary meaning of the word is well illustrated by the frequency with which that term is used by the Securities and Exchange Commission itself and by other agencies of the United States government, including in legislation passed by the Congress. For example, a Lexis search for the term "feasibility" in the Lexis data base entitled "SEC Decisions, Orders and Releases" shows 987 hits, the most recent being Release No. 1A-3522 (December 20, 2012) which notes that Section 416 of the Dodd-Frank Act "directed the Comptroller General of the United States to study the feasibility of forming a self-regulatory organization." A similar search for that term in the Lexis database entitled "SEC Rules and Regulations" shows 442 hits. A search of the database "Code of Federal Regulations" on Lexis shows 898 hits. Finally, a Lexis search of the database "US Code Titles 1 - 51" shows that the term appears in the Federal statutory Code 1,143 times.[1] Hence we submit the term "feasibility" is neither vague nor indefinite, as can be seen by its frequent use by not only the SEC itself, but also by other government agencies in their rules and by the Congress itself.

The Company asks, "Is the Proponent asking the Board to determine whether it has the ability to adopt such a policy, or to consider the impact that such a policy would have on the Company, or something altogether different?" The answers are yes, yes and no. If the Proponents had intended an "altogether different" meaning of a commonly understood and frequently used word, they would have chosen another term.[2]

---

[1] For example, the U.S. Supreme Court has likewise considered the statutory phraseology "study the feasibility of" in the Sentencing Reform Act of 1984 without expressing ambiguity or confusion about the

[2] We also wish to note that in a discussion with Company representatives on December 6, 2012, the Proponents offered to provide suggestions as to what a comprehensive feasibility study on this matter should encompass, an undertaking at once delayed by the more pressing task of responding to the Company's no-action challenge.

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Indirect political contributions. The Corporation also objects to the phrase "indirect political contributions" as vague. On the contrary, this term is clear both in the context of the entire proposal and the larger societal context, i.e., a year in which American citizens and shareholders have been exposed to extensive media coverage concerning the variety of fundraising vehicles and political committees involved in the electoral process, and corporate participation in the electoral process.

Paragraph 2 of the Proposal states:

> Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through *direct contributions to* candidates and parties, ballot referenda, 527 committees and super PACs, *as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors.* (italics added)

In the last clause of the above sentence, indirect political contributions are clearly indicated those that can be made without disclosing the identity of the donor.

The Company objects to the term "other nonprofit organizations," which appears in the Supporting Statement ("...including a ban on the use of trade associations or other nonprofits from channeling contributions or membership dues toward this end."). Following upon the distinction drawn in Paragraph 2, we believe it would be evident to shareholders that "other nonprofits" refers to the 527s, 501(c)4, and super PACs referenced in that paragraph.

2012 was a year in which all aspects of campaign finance, including corporate political spending, received extraordinary coverage in all manner of mass media.[3] In this environment, this subject, while admittedly complex, is increasingly well understood by the general public, including shareholders. Indeed, shareholders as a group have had far greater and detailed exposure to the terms of this discussion, as they have been asked to vote upon literally hundreds of proposals concerning corporate political spending in the last decade. Most of these proposals have called for disclosure of:

1) Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or

[3] See, for example, "Political Spending Sets New Records During Tumultuous Year," *Roll Call*, December 31, 2012; "Outside Groups Spend Over $500 Million in October," *Politico*, November 2, 2012; "Outside Groups Changing the Political Game for Good," *Los Angeles Times*, October 21, 2012; "The $1 Billion Presidential Campaign," CBS News, October 20, 2012, CBS News; "Super Secrets of the Political Nonprofits," U.S. News and World Report, September 28, 2012; "Super PACs Set Sights on 2012 Congressional Races," *USA Today*, January 24, 2012; "Super PACs' Money Could Tip Balance of Power in Congress," CNN, January 26, 2012; "Corporations Under Pressure on Political Spending," *USA Today*, April 13, 2012; "Secret Donors to 'C4s' Play Behind-the-Scenes Politics," *Los Angeles Times*, March 2, 2012.

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referendum,

2) Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including: a) The identity of the recipient as well as the amount paid to each....[4]

If shareholders are confused by these terms, their confusion has not led to apathy or a pattern of abstaining on such votes. Support for such proposals averaged 33% in 2011. Many corporations -- over one hundred to date -- have also implemented the fundamental "ask" in proposals using the terminology quoted directly above.[5]

The Company objects that the proposal fails to define the scope of "indirect political contributions" which could give rise to two hypotheticals: 1) that it might be construed as "prohibiting employees from using any compensation paid to them by EQT for political purposes," and 2) that it could be interpreted as banning "labor unions or trade organizations from using funds paid to them by the Company, in the form of membership dues, for political contributions." The Company asks "would [we] be prohibited from paying dues to these organizations if it is determined that any portion of the monies received by these organization is used to make political contributions?"

To the first objection, there is nothing in the Proposal that implies that the Proponents are seeking to improperly and illegally restrict money that is the property of employees; the Proposal solely and explicitly addresses the disposition of general treasury funds, hence we believe that speculation of this sort would be unlikely to occur to the overwhelming majority of the Proposal's readers. To the second point, some companies have chosen to instruct trade associations to refrain from using any portion of their dues for political purposes, and so that is indeed one possible outcome that a feasibility study could contemplate (but not to labor unions, to whom corporations do not contribute funds). As to whether the Company would be *restricted entirely* from paying dues to such trade associations, we ask, restricted *by whom?* And *by what?* Certainly not by the text of the Resolved clause. The Proposal's request for a feasibility study is just that; it is not prescriptive with respect to outcome. Any policies adopted by the Company as a result of such a study will be designed, articulated and implemented by the Company itself and it would be in the power of Company to refrain from adopting the most restrictive scenarios it posits in its letter.

We submit that the terms used by the Proponents are clear, unambiguous and grounded in past usage. In multiple instances, the Commission has upheld the right of shareholders to submit proposals concerning corporate political spending, rejecting similar challenges to the Company's that seek to muddy clear waters of language. (See *Goldman Sachs*, 2.18.11, rejecting the argument that "expenditure" and "attempt to influence the general public, or segments, thereof" as terms that were "vague and susceptible to multiple interpretations." See also *Time Warner*, 2.11.04, rejecting the argument that the terms "corporate resources," "partisan political activities," "political purposes," "political arena," and "related expenditures of money

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[4] See http://www.politicalaccountability.net/index.php?ht=d/sp/i/867/pid/867.
[5] See the press release "Political Disclosure Hits 100 Companies" at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/6224.

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and other resources" were overly broad, and thus vague and misleading.)

Finally, we contest the Company's argument that the matter to be put to a vote is unclear. The matter to be voted upon is that which is articulated in the Resolved clause, the proposed production of a feasibility report, where investors would expect it; the Supporting Statement's language reflects the Proponent's desired outcome, and no more.

In summary, we believe that the Company has failed to demonstrate either that the stockholders would not understand what they are voting upon, or that the Company would not know how to implement the Proposal if it were adopted. Rather, the Company's arguments are simply built on an intentional disregard of the wide usage of the disputed terms and concepts in the law and in numerous shareholder proposals, their acceptance by shareholders, and the SEC's record of rebuffing similar attempts to argue that confusion is more apparent than meets the eye.

Response to Company's Claims that the Proposal is Excludable Because it Violates Rule 14a-8(i)(10) ("Substantially Implemented")

Section II-B of EQT's letter argues that the Proposal is excludable because the Company has already substantially implemented it, because the Company's Code of Conduct includes a policy to "prohibit the use of Company funds, assets, services or facilities on behalf of a political party or candidate, except under limited circumstances which must be approved by the Company's Senior Vice President and General Counsel."

Comprised of two paragraphs[6], EQT Corporation's "Political Activity" section of the Corporation's Code of Business Conduct & Ethics is remarkably brief and addresses only two types of political contributions recipients -- political parties and candidates -- and only direct contributions to those recipients.

EQT claims that it has "adopted a policy restricting political contributions," when in fact there is no evidence of any restrictions at all, except "under limited circumstances which must be approved by the Company's Senior Vice President and General Counsel." No further definition or description of "limited circumstances" is contained in the policy or anywhere else in the Company's public documents.

[6] "All EQT persons must comply with applicable campaign finance and ethics laws. The law and Company policy prohibit the use of Company funds, assets, services or facilities on behalf of a political party or candidate, except under limited circumstances which must be approved by the Company's Senior Vice President and General Counsel. The Company is generally also prohibited from compensating or reimbursing any EQT persons or individuals associated with the Company for a political contribution that these persons intend to make or have made. ¶ The Company's policy is not intended to discourage or prohibit any EQT persons from voluntarily making personal political contributions, participating in the political process on their own time and at their own expense, expressing their personal views on legislative or political matters, or engaging in any other lawful political activities." (Available at http://ir.eqt.com/governance.cfm?AcceptDisclaimer=yes .)

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Compliance with existing law is not equivalent to the voluntary adoption of additional restraint *not* mandated by law, the study of which is proposed in the resolution. In this vital respect, EQT has not substantially implemented the Proponents' proposal. The Company's present policy does not at all address the indirect channels of political giving available to corporations that are identified in the Proposal (such as 527 committees, 501c4 committees and trade associations). EQT's policy fails to provide guidance as to whether it is permissible for Company employees to contribute to these vehicles using corporate treasury funds. This is not a minor oversight, as these indirect vehicles raised and spent record amounts to influence the outcome of the 2012 elections at the state and local levels. According to the Center for Responsive Politics, so-called "independent" or outside spending in federal elections – made in support of candidates by groups with no supposed connections to their campaigns – increased nearly fivefold in 2012 from 2010, the year of the *Citizens United* decision, from nearly $300 million to $1.3 billion.[7] A forthcoming report from Demos and U.S. PIRG report estimates that for-profit corporations spent at least $101 million on this year's elections.

On their own and at the urging of shareholders, growing ranks of prominent corporations are closing such gaps in their political spending policies by providing greater transparency about their contributions to these third parties. Some have implemented policies to refrain from making political contributions to certain categories of recipients.[8]

EQT lags well behind these companies in adopting comprehensive political spending policies that provide accountability and transparency to shareholders and the public at large. Public opinion supports greater transparency, one measure being the record-setting number of comments received by the Commission in support of a rule that would require disclosure of corporate political spending.[9]

The Company also asserts that by establishing a standing board committee (the Public Policy and Corporate Responsibility Committee) to "regularly review the policy and Company's limited political contributions," it has "thus satisfactorily address[ed] the Proposal's essential objective." However, it has offered no evidence beyond mere assertion that this Board Committee has ever systematically or thoroughly considered the central question at the heart of the Proposal: whether the Company might be better served by a policy of refraining from making direct and indirect political contributions. Nor are the Proponents aware of any report on the subject ever having been presented to shareholders, which is a second essential, and explicitly stated, objective of the Proposal.

Response to Company's Claim that the Proposal is Excludable under Rule 14a-8(i)(7) ("Ordinary Business")

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[7] See https://www.opensecrets.org/outsidespending/index.php .

[8] According to research compiled by the Sustainable Investments Institute and the IRRC Institute, in mid-2012, 64 companies in the S&P 500 had adopted policies banning political contributions in various categories: 59 would not give directly from treasury funds to candidates; 43 (many of the same) refused to give to political parties; a much smaller number had explicitly prohibited contributions to ballot initiatives, 501c4's and 527 groups. (Source: Heidi Welsh, Sustainable Investments Institute.)

[9] See http://www.sec.gov/comments/4-637/4-637.shtml.

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In Section II-C of its letter, the Company argues that the Proposal is excludable because it relates to ordinary business operations.

> [T]he Proposal seeks to manage the Company's day-to-day operations by excluding EQT from the legislative and regulatory processes altogether, thereby prohibiting management of the Company (with the [aforementioned] Committee's oversight) from opposing , supporting, or otherwise commenting on pending environmental, health and safety legislation and regulations having the potential to affect the Company's business....Accordingly, the Proposal is one that "micro-manages" EQT by seeking to eliminate all political contributions; even those that may be in the best interests of the Company, its shareholders and its business (as determined by the Board.)

We offer two points in rebuttal. First, the Proposal calls for a *feasibility study*, not policy adoption. In the report to shareholders about the feasibility study that would be presented if the Resolved clause were adopted, the Proponents would welcome discussion of how and why certain political contributions are in the best interests of the Company, particularly in light of the fact that the Company operates in a heavily regulated industry where political participation is easily interpretable as an attempt to buy the influence of lawmakers, and in light of growing evidence, as the Proposal notes, suggesting that corporate political spending may correlate negatively with shareholder value.

The Company also argues that the Proposal is excludable under the ordinary business exclusion because it seeks to manage employee relations, because it would "arguably include employee political contributions made with monies received from the Company in the form of salaries or wages." We have responded to that point above in the context of the Company's assertion of vague and indefinite language. In addition, the Company argues that because some EQT employees may belong to unions, the Proponents may be seeking to indirectly restrict employees' ability to contribute to union political activities with funds deducted from payroll checks by the Company and transferred to unions. This argument, simply put, is quite the stretch, falsely equating the nature of two different types of spending from the corporate treasury. The type of spending the Proponents wish to see the Company consider restricting is not merely political in nature and purpose, but also directly controlled by the Company (or directly *controllable*, in the case of indirect political spending that is accompanied by explicit restrictions). In contrast, a corporation's role in transferring membership dues to unions is a pass-through function and the Proponent expects that it would be unlawful for a corporation to interfere with or restrict the transfer of such funds, as such funds would be property of employees due them in exchange for their labor. How those dues are spent by a labor union is a matter controlled by the union and its members, with members possessing the ultimate right under law to prohibit their dues from being used for political purposes if they so choose.

Lastly, EQT argues that because adoption of a no-political-spending policy would involve a change to its Code of Conduct, the Proposal is excludable as ordinary business. Again, the proposal is that the Company conduct a feasibility study to consider adoption of such a policy; not to adopt the policy straight out. In the course of conducting such a study, should the Company conclude that such a policy is desirable, it could proceed as a matter of ordinary

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business to amend its own Code of Conduct. Or not. In both instances, the Proposal's request would have been satisfied.

* * * *

For the reasons submitted above, we maintain that the Company has failed to satisfy its burden of persuasion that the Proposal is excludable as vague or misleading, or as a matter of ordinary business. We request that the staff decline to grant relieve to the Company in this matter.

I would prefer (and hereby consent) to receive a copy of the Staff's response solely via email (shelley@cleanyield.com) if protocol permits. In the event that paper documents must be transmitted, they can be sent to the address below.

Thank you for your attention to this matter.

Sincerely,



Shelley Alpern
Director of Social Research and Engagement

Clean Yield Asset Management
P.O. Box 874
16 Beaver Meadow Road
Norwich, VT 05055



Nicole H. King, Esq
Corporate Secretary &
Staff Attorney
Phone: (412) 553-5891
Fax: (412) 553-7781
Email: nking@eqt.com

December14, 2012

Via Electronic Mail
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, NE
Washington, DC 20549

Re: EQT Corporation--Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the Howard L. Hausman Reverse QTIP Trust DTD 04-26-90 and Nathanial J. Hausman

Ladies and Gentlemen:

EQT Corporation, a Pennsylvania corporation ("*EQT*" or the "*Company*"), submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of EQT's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for EQT's 2013 Annual Shareholders' Meeting (the "*2013 Proxy Materials*"). The Proposal was submitted by Clean Yield Asset Management, on behalf of the Howard L. Hausman Reverse QTIP Trust DTD 04-26-90 and co-filer Nathaniel J. Hausman (collectively, the "*Proponent*"). For the reasons described below, EQT requests that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") confirm that it will not seek an enforcement action against the Company if EQT excludes the Proposal from its 2013 Proxy Materials.

Copies of the Proposal and the related cover letter are attached hereto as Exhibit A. A copy of the correspondence from EQT to the Proponent is also attached as Exhibit B.

In lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov, pursuant to Staff Legal Bulletin No. 14D. My name and telephone number are each included in this letter and the cover email accompanying this letter. A copy of this letter is also being sent to Clean Yield Asset Management, on behalf of the Proponent, via overnight mail and email as notice of the Company's intent to omit the Proposal from its 2013 Proxy Materials.

EQT intends to commence printing the 2013 Proxy Materials on or about March 5, 2013 so that it may begin mailing the 2013 Proxy Materials no later than March 8, 2013. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The Proposal states as follows:

> "RESOLVED:
>
> The shareholders request that the board of directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2013."

The supporting statement provides the following:

> "Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, et al, 2009), and some studies suggest it correlates negatively with shareholder value (Coates, 2012)[1]. Given these risks and potential negative impact on shareholder value, the proponents believe EQT should adopt our proposed policy, including a ban on the use of trade associations or other nonprofits from channeling contributions or membership dues toward this end.
>
> [1] Coates, John C. "Corporate Politics, Governance and Value Before and After Citizens United," Journal of Empirical Legal Studies, Forthcoming. http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608."

II. Grounds for Exclusion.

The Company believes that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-9, Rule 14a-8(i)(10) and Rule 14a-8(i)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite and is materially misleading in violation of Rule 14a-9. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the ordinary business operations of the Company.

A. *The Proposal is excludable under Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite and is materially misleading in violation of Rule 14a-9.*

A company may exclude a proposal from its proxy materials pursuant to Rule 14a-8(i)(3) when "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Moreover, a company may exclude a proposal where "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("*SLB 14B*").

The Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently vague or indefinite so as to justify exclusion in a case where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Indus., Inc.* (avail. Mar. 12, 1991). Instances in which the Staff has granted relief under Rule 14a-8(i)(3) include:

- *Fuqua Indus., Inc.* (avail. Mar. 12, 1991) (excluding a proposal seeking "restructuring initiatives" as vague in light of several such initiatives having been instituted by the company within the ten-year period prior to the proposal's submission);

- *Verizon Communications Inc.* (avail. Feb. 21, 2008) (excluding a proposal as being impermissibly vague because the proposal failed to define key terms or provide guidance on how the proposal would be implemented if adopted by the board of directors);

- *R.R. Donnelley & Sons Co.* (avail. Mar. 1, 2012) (permitting exclusion of a proposal requesting a shareholder right to call special meetings as vague and indefinite because the proposal presented two alternative and inconsistent actions - that shareholders holding not less than 10% of the company's shares or shareholders holding the lowest percentage of the company's shares permitted by state law be given the right to call special meetings - where there was no minimum stock ownership percentage under state law);

- *Motorola, Inc.* (avail. Jan. 12, 2011) (allowing exclusion of a proposal regarding retention of equity compensation by executives where the proposal provided that the resolution included a requirement that the board negotiate with senior executives to request that they relinquish preexisting pay rights because the phrase "executive pay rights" was vague and indefinite);

- *Prudential Fin. Inc.* (avail. Feb. 16, 2007) (permitting the exclusion of a proposal urging the board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" as the proposal failed to define critical terms and was subject to differing interpretations);

- *Int'l Bus. Mach. Corp.* (avail. Feb. 2, 2005) (finding that a proposal that "officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite and therefore was excludable);

- *Eastman Kodak Co.* (avail. Mar. 3, 2003) (allowing the exclusion of a proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" as the proposal failed to define various terms and gave no indication of how options were to be valued); and

- *Gen. Elec. Co.* (avail. Jan. 23, 2003) (permitting the exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for GE's officers and directors", because the proposal failed to define critical terms or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

In this instance, the resolution includes several phrases, terms and concepts that have not been properly defined and, when taken together, may be subject to multiple interpretations. In particular, it is unclear as to what the Proponent means by "***feasibility study***." The Merriam-Webster Dictionary defines "feasible" as "capable of being done or being carried out" or "capable of being used or dealt with successfully." Taken literally, the resolution may be read as simply asking the Board of Directors of the Company (the "*Board*") to determine whether the Company has the ability to adopt such a policy. The Proposal is further silent with respect to the intended scope of the feasibility study. Is the Proponent asking the Board to determine whether it has the ability to adopt such a policy, or to consider the impact that such a policy would have on the Company, or something altogether different?

The Proponent's use of the phrases "***use of treasury funds***" and "***indirect political contributions***" in the resolution is similarly vague, rendering the Proposal subject to multiple, conflicting interpretations, which could be extremely difficult, if not impossible, to implement. In particular, the Proponent fails to define the scope of "***indirect political contributions***." The Proposal could be interpreted as prohibiting employees from using any compensation paid to them by EQT for political contributions. The Proposal could also be interpreted as prohibiting labor unions or trade organizations from using funds paid to them by the Company, in the form of membership dues, for political contributions. Furthermore, it is unclear from the Proposal what, if any, obligations the Company would have to trace the "use" of its funds as indirect political contributions. In addition, the Company is a member of or affiliated with a number of industry organizations that perform important services and functions for the Company that are critical to its business. Would the Company be prohibited from paying dues to these organizations if it is determined that any portion of the monies received by these organizations is used to make political contributions?

When read together with the resolution included in the Proposal, the supporting statement only creates further confusion and ambiguity by stating that "EQT should adopt our proposed policy, including a ban on the use of trade associations or other nonprofits from channeling contributions or membership dues towards this end." Particularly confusing here are the following terms and concepts:

- "adopt ***our*** proposed policy" (emphasis added);
- "ban on the use of trade associations or other nonprofits"; and
- "channeling contributions or membership dues."

The Proponent's request to "***adopt our proposed policy***" is in direct contravention of its simultaneous request of the Company to "***study the feasibility*** of adopting a policy." Moreover, the Proponent does not define its "policy" within the Proposal so it is equally unclear as to what policy the Company should adopt. Finally, the Proponent neglects to explain the phrase - "ban on the use of trade associations or other nonprofits from channeling contributions or membership dues." Setting aside the uncertainty regarding the Company's ability to exert influence or control over a trade association or nonprofit with respect to that entity's allocation of contributions or membership dues (to political contributions or otherwise), the scope of this phrase is remarkably unclear; does the ban include all or just certain trade associations, unions or nonprofits?

It is the Company's belief that the Proposal is so vague and indefinite, for the foregoing reasons, that it is materially misleading to shareholders in violation of Rule 14a-9. The Staff will concur in a company's decision to exclude a proposal or supporting statement pursuant to Rule 14a-8(i)(3) if it is materially false or misleading or substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal. *SLB 14B*. Not only do the resolution and supporting statement included in the Proposal seek alternate and conflicting results, but the scope of the Proposal is similarly undefined and subject to infinite and conflicting interpretations. Given the likelihood for multiple interpretations, the Company believes that it is inappropriate to permit its shareholders to vote on the Proposal when the meaning of the Proposal is so unclear.

Therefore, because of the ambiguous nature of the Proposal, we believe that neither the shareholders voting on the Proposal nor the Company in seeking to implement the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what the Proponent is proposing. Implementing the Proposal would require the Company to make highly subjective determinations with respect to the nature and scope of the Proposal, and any actions taken by the Company in implementing the Proposal could end up being substantially different than those anticipated by the shareholders voting on the Proposal. Moreover, the Proposal is so vague and indefinite that it is materially misleading. For these reasons the Proposal should be excluded pursuant to Rules 14a-8(i)(3) and 14a-9.

B. *The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Staff adopted the substantially implemented standard in 1983 to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See Exchange Act Release No. 20091* (Aug. 16, 1983). A proposal need not be fully effected by the company to meet the substantially implemented standard. *See Texaco Inc.* (avail. Mar. 28, 1991). Rather, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies and procedures compare favorably with the guidelines of the proposal." *Id.* Nor do a company's actions have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. *See e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009) (finding that a proposal requesting a semi-annual report disclosing company political contribution policies and expenditures, including any contributions to a tax exempt organization, was excludable on the basis that Exxon already prepared a similar report although the existing report covered only a portion of information sought by the proponent). *See also Talbots Inc.* (avail. Apr. 5, 2002) (finding that a proposal requesting the company to establish standards which incorporate the United Nations' International Labor Organization human rights standards was substantially implemented where the company had established its own code of business standards).

Assuming the Proposal is interpreted to require the Company to study the feasibility of adopting a policy prohibiting political contributions, the Company believes that it has substantially implemented the Proposal's essential objective and the Proposal is thus, excludable under Rule 14a-8(i)(10). The Company's "Code of Business Conduct & Ethics" includes a policy to "prohibit the use of Company funds, assets, services or facilities on behalf of a political party or candidate, except under limited circumstances which must be approved by the Company's Senior Vice President and General Counsel." This provision reflects the recognition that corporate political spending is a highly controversial issue. The Company recognizes and appreciates the sensitive nature of this issue and has, as a result, already considered and addressed this matter in its Code of Business Conduct & Ethics. The Code of Business Conduct & Ethics is available on the Company's website at www.eqt.com under the "Investors" tab. A copy of the Code of Business Conduct & Ethics is attached hereto as Exhibit C for your reference.

The Board has also established a Public Policy and Corporate Responsibility Committee (the "*Committee*") to review, and provide input and direction to management and the Board about, among other things, the Company's activities regarding legislative and regulatory affairs, including participation in industry and other organizations that express views about legislative and regulatory affairs. The Committee periodically reviews and makes recommendations to management and the Board regarding governmental and regulatory affairs by, among other things, receiving reports regarding and reviewing: (i) pending legislative and regulatory efforts likely to significantly impact the Company's business, including such efforts in the environmental, health and safety area; (ii) the Company's participation in industry and other organizations that express views about legislative and regulatory affairs; and (iii) the Company's political contributions. The Committee's charter is available on the Company's website at www.eqt.com under the "Investors" tab. A copy of the Committee charter is attached hereto as Exhibit D for your reference.

In sum, the Company has not only adopted a policy restricting its political contributions, but the Board has also established a standing board committee to regularly review the policy and the Company's limited political contributions, thus satisfactorily addressing the Proposal's essential objective. For these reasons the Proposal should be excluded pursuant to Rule 14a-8(i)(10).

C. ***The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.***

A company may exclude a shareholder proposal from its proxy materials pursuant to Rule 14a-8(i)(7) if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018*, p. 29,108 (May 21, 1998) (the "*1998 Release*"). One of the central considerations underlying Rule 14a-8(i)(7) is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release, pp. 29,106 and 29,108. A further consideration is "the degree to which the proposal seeks to '***micro-manage***' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release, p. 29,108 (emphasis supplied).

The Proposal relates to the ordinary business operations of the Company in several different respects. The Staff has generally been of the view that proposals relating to the general political activities of a company constitute a "significant social policy issue" and therefore are not excludable. *See, e.g., Int'l Bus. Mach. Corp.* (avail. Jan. 24, 2011) (finding that a proposal requesting disclosure of the company's lobbying contributions and expenditures was not excludable). However, the Staff has consistently concurred with exclusion of proposals that have a direct impact on the business of a company. Examples include:

- *Philip Morris Cos., Inc.* (avail. Jan. 3, 1996) (concurring that a proposal to limit a tobacco company's ability to lobby with respect to the sale, distribution, use, display or promotion of tobacco products could be excluded pursuant to Rule 14a-8(c)(7) (the precursor to Rule 14a-8(i)(7)) and noting that the proposal appeared to be directed toward the company's lobbying activities concerning its products);

- *Duke Energy Corp.* (avail. Feb. 24, 2012) (concurring in the exclusion of a proposal, where the proposal and supporting statement, when read together, focused primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities);

- *Bristol Myers Squibb Co.* (avail. Feb. 17, 2009) (concurring that a proposal requesting a report on the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program could be excluded as such lobbying activities pertained to the ordinary business of the company);

- *Microsoft Corp.* (avail. Sept. 29, 2006) (concurring that a proposal seeking an evaluation of the impact on the company of government regulation of the Internet could be excluded as it directly related to Microsoft's ordinary business);

- *Gen. Motors Corp.* (avail. Mar. 17, 1993) (concurring that a proposal to require an automobile manufacturer to cease lobbying to influence legislation dealing with automobile fuel economy standards could be excluded pursuant to Rule 14a-8(c)(7) and noting that the proposal appeared to be directed toward the company's lobbying activities concerning its products);

- *Gen. Elec. Co.* (avail. Jan. 29, 1997) (concurring that a proposal seeking to prohibit the company's board from using company funds for citizen ballot initiatives, including initiatives related to the company's products, could be excluded pursuant to Rule 14a-8(c)(7) and noting that the proposal was directed at matters relating to the conduct of the company's ordinary business operations (*i.e.*, lobbying activities which relate to the company's products));

- *Gen. Motors Corp.* (avail. Mar. 13, 1978) (finding that the proposal – seeking to prohibit "communication, directly or indirectly with Congress, and other governmental units concerning legislative matters relating to the [c]ompany's products" – was excludable as it was directing management to take action with respect to a matter relating to the conduct of the ordinary business operations of the company); and

- *S. California Edison Co.* (avail. Jan. 20, 1984) (excluding a proposal mandating that neither corporate funds nor manpower shall be expended in support of, or opposition to, legislation which does not bear directly on the business interests of the company "since it appears to deal with specific referenda or lobbying activity that relates directly to the [c]ompany's ordinary business (*i.e.*, the protection of the safety of its employees.)").

In this instance, the Proposal does not relate to the Company's general political activities or request a report on political contributions made by the Company. Rather, the Proposal seeks to manage the Company's day-to-day operations by excluding EQT from the legislative and regulatory process altogether, thereby prohibiting management of the Company (with the Committee's oversight) from opposing, supporting or otherwise commenting on pending environmental, health and safety legislation and regulations having the potential to affect the Company's business. Regardless of the substance of the legislative initiatives or referenda, the process of determining whether or not to commit time and resources in favor of or in opposition to a given matter through participation in the process (*i.e.*, whether EQT should participate in the first place) is one that the Staff views as falling squarely within the ordinary business operations of a company. *See, e.g., Duke Energy Corp.* (avail. Feb. 24, 2012); *Bristol-Myers Squibb Co.* (avail. Feb. 17, 2009); and *Gen. Elec. Co.* (avail. Jan. 29, 1997). Accordingly, the Proposal is one that "micro-manages" EQT by seeking to eliminate all political contributions; even those that may be in the best interests of the Company, its shareholders and its business (as determined by the Board).

Proposals related to workforce management and employee relations are also generally excludable under Rule 14a-8(i)(7). In *Bank of Am. Corp.* (avail. Feb. 14, 2012), the Staff permitted exclusion of a shareholder proposal that sought to require the company to revise its Equal Employment Opportunity and Affirmative Action Statement to specifically include protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job. The Staff in *Bank of Am. Corp.* concluded that the proposal was excludable under Rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations, noting that the proposal related to Bank of America's policies concerning its employees. The Staff went on to say that "[p]roposals concerning relations between the company and its employees are excludable under Rule 14a-8(i)(7)." In *Merck & Co., Inc.* (avail. Jan. 23, 1997), a proposal that required that the board of directors "adopt policies to encourage employees to express their ideas on all matters of concern affecting the company," was found to be excludable under Rule 14a-8(i)(7) because it related to the company's "ordinary business operations (i.e., employee relations)."

The Company believes that the Proposal is similarly excludable under Rule 14a-8(i)(7) because it seeks to manage employee relations. Specifically, as noted above, the Proposal seeks to prohibit all indirect political contributions by the Company. Such a prohibition would arguably include employee political contributions made with monies received from the Company in the form of salaries or wages. Moreover, employees of EQT belong to unions. Pursuant to the terms of the underlying collective bargaining agreement, the Company deducts the employees' union membership dues from their wages, an arrangement that would arguably be impacted by a ban on all indirect political contributions. *See, e.g., Political Spending by Unions Far Exceeds Direct Donations*, The Wall Street Journal, July 10, 2012 (noting that organized labor spends about four times as much on politics and lobbying as generally thought). Not only would the Proposal, if adopted, have a substantial effect on the Company's relations with its employees, but it would impose a substantial administrative burden on the Company, affecting the Company's management and day-to-day operations.

Finally, the Staff has historically found that proposals related to compliance with and topics addressed by a company's code of conduct or ethics are excludable under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). *Bank of Am. Corp.* (avail. Feb. 14, 2012); *See also Int'l Bus. Mach. Corp.* (avail. Jan. 7, 2010); *The AES Corp.* (avail. Jan. 9, 2007); and *Monsanto Co.* (avail. Nov. 3, 2005). In *NYNEX Corp.* (avail. Feb. 1, 1989), the Staff found that a proposal seeking to specify "the particular topics to be addressed in the company's code of conduct" was excludable. *See also USX Corp.* (Dec. 28, 1995) (proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees was excludable as relating to ordinary business because it dealt with "the terms of a corporate Code of Ethics").

The Proposal addresses political contributions by the Company, a policy that is expressly set forth in the Company's Code of Business Conduct & Ethics. The Company must have the ability to exercise managerial control over its workforce with respect to issues set forth within its own policies. While it is unclear whether the Proponent wants the Company to merely study the feasibility of adopting a ban on political contributions or adopt a ban altogether, it is clear that the latter would require an amendment to the Company's Code of Business Conduct & Ethics and, thus, relates to the ordinary business of the Company.

The Proposal clearly impacts the day-to-day operations of the Company in that the Company regularly monitors pending legislation that might affect its business and a ban on all direct and indirect political contributions would hamper the Company's efforts to advance its business. Moreover, the Proposal would directly impact the Company's relations with its employees and seeks to alter an existing policy within the Company's Code of Business Conduct & Ethics. For these reasons the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

III. Staff's Use of Email Addresses for Response.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), I am providing contact information for the Proponent and myself in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season. My email address is nking@eqt.com. The email address for Clean Yield Asset Management, which filed the Proposal on behalf of the Proponent, is shelley@cleanyield.com. I request that the Staff email a copy of its determination to me at the email address above.

IV. Conclusion.

For the reasons stated in Section II. above, each of which provides an independent basis for the Proposal's exclusion, the Company hereby respectfully requests that the Staff concur with the Company's view that it may exclude the Proposal from its 2013 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, EQT reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2013 Proxy Materials.

Please call me at (412) 553-5891 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully submitted,



Nicole H. King
Corporate Secretary & Staff Attorney
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222
Phone: 412-553-5891
Email: nking@eqt.com

Enclosures

cc: Shelly Alpern, Clean Yield Asset Management (via email and certified mail)
Richard D. Hausman (via email and overnight courier)
Nathanial J. Hausman (via email and overnight courier)

EQT Corporation

EXHIBIT A

[Shareholder Proposals]

:LEAN
'IELD
\SSET
1ANAGEMENT

rinciples and profits
:orking together

November 9, 2012

Nicole H. King
Corporate Secretary
EQT Corporation
625 Liberty Avenue
Pittsburgh, PA 15222

Dear Ms. King:

Clean Yield Asset Management ("Clean Yield") is an investment firm based in Norwich, VT specializing in socially responsible asset management.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with EQT Corporation on behalf of our client, the FAO Howard L. Hausman QTIP Trust ("Hausman Trust"). Clean Yield submits this shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Hausman Trust holds more than $2,000 of EQT common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2013 annual meeting. We will submit verification of the position separately, and a letter from the Hausman Trust authorizing Clean Yield to undertake this filing on its behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any written communications to me at the address below or to *shelley@cleanyield.com*. Please also confirm receipt of this letter via email.

Sincerely,



Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Cc: David L. Porges, Chairman, CEO & President, EQT Corporation

Enclosures

Richard D. Hausman

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2012

Ms. Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Re: Shareholder resolution at EQT Corporation

Dear Ms. Alpern:

I am the sole trustee of the Howard L. Hausman Reverse QTIP Trust DTD 04-26-90 ("Hausman Trust") and am fully authorized to act on behalf of the trust. I hereby authorize Clean Yield Asset Management to file a shareholder resolution regarding political spending on behalf of the Trust at EQT Corporation.

The Hausman Trust is the beneficial owner of more than $2,000 worth of common stock that it has held continuously for more than a year. I intend that the Trust will hold the stock through the date of EQT's annual meeting in 2013.

I specifically give Clean Yield Asset Management full authority to deal with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Richard D. Hausman,
Trustee
Howard L. Hausman Reverse QTIP Trust

EQT Corporation Shareholder Proposal
Filed by Clean Yield Asset Management

PROHIBIT CAMPAIGN CONTRIBUTIONS FROM CORPORATE TREASURY FUNDS

WHEREAS:

Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates focused on corporate concerns. According to Public Citizen, only 32% of groups broadcasting electioneering communications in the 2010 primary season revealed the identities of donors in their Federal Election Commission filings.

In February 2010, an ABC News/Washington Post poll found that 80% opposed *Citizens United* across partisan lines. More recently, between 80-90% respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company, and over half would ask their employer to remove it from their retirement account.

EQT, its PAC and employees together spent over $200,000 in state races since 2003 (Institute for Money in State Politics). At the federal level, EQT spent $155,000 in donations to PACs, parties, candidates and outside spending groups since 2003.

A growing number of companies such as IBM, Colgate Palmolive, Wells Fargo have discontinued political spending either directly or through third parties.

RESOLVED:

The shareholders request that the board of directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2013.

SUPPORTING STATEMENT:

EQT Corporation Shareholder Proposal
Filed by Clean Yield Asset Management

Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, et al, 2009), and some studies suggests it correlates negatively with shareholder value (Coates, 2012)[1]. Given these risks and potential negative impact on shareholder value, the proponents believe EQT should adopt our proposed policy, including a ban on the use of trade associations or other nonprofits from channeling contributions or membership dues toward this end.

---

[1] Coates, John C., "Corporate Politics, Governance, and Value Before and After Citizens United," Journal of Empirical Legal Studies, Forthcoming. http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608

Nathaniel J. Hausman

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2012

Nicole H. King
Corporate Secretary
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222

Re: Co-Filing of Shareholder Resolution on Political Contributions

Dear Ms. King:

I am the beneficial owner of more than $2,000 worth of EQT common stock that I have held continuously for more than one year prior to today. I will submit verification of my ownership under separate cover.

I am hereby co-filing enclosed shareholder resolution with EQT Corporation. This resolution is identical to that filed earlier today by Clean Yield Asset Management, the lead proponent.

I join Clean Yield in submitting this shareholder proposal for inclusion in EQT's 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). In that context, I intend to maintain a position of at least $2,000 worth of EQT common shares through the date of EQT's 2013 annual meeting. Clean Yield or I will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any written communications to:

Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970
-or-
shelley@cleanyield.com.

However, I would appreciate confirmation of your receipt of this letter via email.

Sincerely,



Nathaniel J. Hausman

Cc: David L. Porges, Chairman, CEO & President, EQT Corporation

Enclosure: Shareholder resolution

EQT Corporation Shareholder Proposal Co-filed by Nathaniel J. Hausman

PROHIBIT CAMPAIGN CONTRIBUTIONS FROM CORPORATE TREASURY FUNDS

WHEREAS:

Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates focused on corporate concerns. According to Public Citizen, only 32% of groups broadcasting electioneering communications in the 2010 primary season revealed the identities of donors in their Federal Election Commission filings.

In February 2010, an ABC News/Washington Post poll found that 80% opposed *Citizens United* across partisan lines. More recently, between 80-90% respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company, and over half would ask their employer to remove it from their retirement account.

EQT, its PAC and employees together spent over $200,000 in state races since 2003 (Institute for Money in State Politics). At the federal level, EQT spent $155,000 in donations to PACs, parties, candidates and outside spending groups since 2003.

A growing number of companies such as IBM, Colgate Palmolive, Wells Fargo have discontinued political spending either directly or through third parties.

RESOLVED:

The shareholders request that the board of directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2013.

SUPPORTING STATEMENT:

Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, et al, 2009), and some studies suggests it correlates negatively with shareholder value (Coates, 2012)[1]. Given these risks and potential negative impact on shareholder value, the proponents believe EQT should adopt our proposed policy, including a ban on the use of trade associations or other nonprofits from channeling contributions or membership dues toward this end.

[1] Coates, John C., "Corporate Politics, Governance, and Value Before and After Citizens United," Journal of Empirical Legal Studies, Forthcoming. http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608

EQT Corporation

EXHIBIT B

[Correspondence]

King, Nicole H.

From: King, Nicole H.
Sent: Friday, November 09, 2012 3:43 PM
To: 'Rick Hausman'
Cc: Shelley Alpern; Kane, Patrick; Nate Hausman; Sachse, Kimberly
Subject: RE: Shareholder Resolution Regarding Political Contributions

Rick,

I confirm receipt of the documents set forth below. I will also be on the lookout for the co-filing. We will review your proposal and be in touch soon.

Regards,
Nicole

From: Rick Hausman [mailto:rick@cleanyield.com]
Sent: Friday, November 09, 2012 3:29 PM
To: King, Nicole H.
Cc: Shelley Alpern; Kane, Patrick; Nate Hausman
Subject: Shareholder Resolution Regarding Political Contributions

Dear Ms. King:

Attached, please find three documents that comprise the filing of a shareholder resolution at EQT Corp., a cover letter, the resolution itself, entitled "Prohibit Campaign Contributions From Corporate Treasury Funds," and a letter of authorization for Clean Yield to act on behalf of the beneficial owner of EQT shares.

In addition, we fully expect that you will receive a co-filing of this same resolution from Nathaniel J. Hausman, an individual EQT share owner.

Thank you in advance for your helpfulness.





:LEAN
'IELD
ıSSET
ИANAGEMENT

rinciples and profits
rorking together

November 9, 2012

Nicole H. King
Corporate Secretary
EQT Corporation
625 Liberty Avenue
Pittsburgh, PA 15222

Dear Ms. King:

Clean Yield Asset Management ("Clean Yield") is an investment firm based in Norwich, VT specializing in socially responsible asset management.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with EQT Corporation on behalf of our client, the FAO Howard L. Hausman QTIP Trust ("Hausman Trust"). Clean Yield submits this shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Hausman Trust holds more than $2,000 of EQT common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2013 annual meeting. We will submit verification of the position separately, and a letter from the Hausman Trust authorizing Clean Yield to undertake this filing on its behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any written communications to me at the address below or to *shelley@cleanyield.com*. Please also confirm receipt of this letter via email.

Sincerely,



Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Cc: David L. Porges, Chairman, CEO & President, EQT Corporation

Enclosures

Richard D. Hausman

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2012

Ms. Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Re: Shareholder resolution at EQT Corporation

Dear Ms. Alpern:

I am the sole trustee of the Howard L. Hausman Reverse QTIP Trust DTD 04-26-90 ("Hausman Trust") and am fully authorized to act on behalf of the trust. I hereby authorize Clean Yield Asset Management to file a shareholder resolution regarding political spending on behalf of the Trust at EQT Corporation.

The Hausman Trust is the beneficial owner of more than $2,000 worth of common stock that it has held continuously for more than a year. I intend that the Trust will hold the stock through the date of EQT's annual meeting in 2013.

I specifically give Clean Yield Asset Management full authority to deal with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Richard D. Hausman,
Trustee
Howard L. Hausman Reverse QTIP Trust

EQT Corporation Shareholder Proposal
Filed by Clean Yield Asset Management

PROHIBIT CAMPAIGN CONTRIBUTIONS FROM CORPORATE TREASURY FUNDS

WHEREAS:

Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates focused on corporate concerns. According to Public Citizen, only 32% of groups broadcasting electioneering communications in the 2010 primary season revealed the identities of donors in their Federal Election Commission filings.

In February 2010, an ABC News/Washington Post poll found that 80% opposed *Citizens United* across partisan lines. More recently, between 80-90% respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company, and over half would ask their employer to remove it from their retirement account.

EQT, its PAC and employees together spent over $200,000 in state races since 2003 (Institute for Money in State Politics). At the federal level, EQT spent $155,000 in donations to PACs, parties, candidates and outside spending groups since 2003.

A growing number of companies such as IBM, Colgate Palmolive, Wells Fargo have discontinued political spending either directly or through third parties.

RESOLVED:

The shareholders request that the board of directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2013.

SUPPORTING STATEMENT:

EQT Corporation Shareholder Proposal
Filed by Clean Yield Asset Management

Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, et al, 2009), and some studies suggests it correlates negatively with shareholder value (Coates, 2012)[1]. Given these risks and potential negative impact on shareholder value, the proponents believe EQT should adopt our proposed policy, including a ban on the use of trade associations or other nonprofits from channeling contributions or membership dues toward this end.

[1] Coates, John C., "Corporate Politics, Governance, and Value Before and After Citizens United," Journal of Empirical Legal Studies, Forthcoming. http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608

King, Nicole H.

From: King, Nicole H.
Sent: Friday, November 09, 2012 3:55 PM
To: 'Nate Hausman'
Cc: Rick Hausman; Shelley Alpern
Subject: RE: Shareholder Resolution Regarding Political Contributions

Nate,

Thank you. I received your proposal.

Regards,
Nicole

-----Original Message-----
From: Nate Hausman*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 09, 2012 3:46 PM
To: King, Nicole H.
Cc: Rick Hausman; Shelley Alpern
Subject: Shareholder Resolution Regarding Political Contributions

Dear Ms. King,

I am emailing to co-file the attached EQT Corporation shareholder proposal. Please find a cover letter and the shareholder proposal itself attached as a pdf. Kindly email me to confirm receipt of this proposal.

Thank you,
Nathaniel Hausman

Nathaniel J. Hausman

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2012

Nicole H. King
Corporate Secretary
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222

Re: Co-Filing of Shareholder Resolution on Political Contributions

Dear Ms. King:

I am the beneficial owner of more than $2,000 worth of EQT common stock that I have held continuously for more than one year prior to today. I will submit verification of my ownership under separate cover.

I am hereby co-filing enclosed shareholder resolution with EQT Corporation. This resolution is identical to that filed earlier today by Clean Yield Asset Management, the lead proponent.

I join Clean Yield in submitting this shareholder proposal for inclusion in EQT's 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). In that context, I intend to maintain a position of at least $2,000 worth of EQT common shares through the date of EQT's 2013 annual meeting. Clean Yield or I will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any written communications to:

Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970
-or-
shelley@cleanyield.com.

However, I would appreciate confirmation of your receipt of this letter via email.

Sincerely,



Nathaniel J. Hausman

Cc: David L. Porges, Chairman, CEO & President, EQT Corporation

Enclosure: Shareholder resolution

EQT Corporation Shareholder Proposal Co-filed by Nathaniel J. Hausman

PROHIBIT CAMPAIGN CONTRIBUTIONS FROM CORPORATE TREASURY FUNDS

WHEREAS:

Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates focused on corporate concerns. According to Public Citizen, only 32% of groups broadcasting electioneering communications in the 2010 primary season revealed the identities of donors in their Federal Election Commission filings.

In February 2010, an ABC News/Washington Post poll found that 80% opposed *Citizens United* across partisan lines. More recently, between 80-90% respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company, and over half would ask their employer to remove it from their retirement account.

EQT, its PAC and employees together spent over $200,000 in state races since 2003 (Institute for Money in State Politics). At the federal level, EQT spent $155,000 in donations to PACs, parties, candidates and outside spending groups since 2003.

A growing number of companies such as IBM, Colgate Palmolive, Wells Fargo have discontinued political spending either directly or through third parties.

RESOLVED:

The shareholders request that the board of directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2013.

SUPPORTING STATEMENT:

Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, et al, 2009), and some studies suggests it correlates negatively with shareholder value (Coates, 2012)[1]. Given these risks and potential negative impact on shareholder value, the proponents believe EQT should adopt our proposed policy, including a ban on the use of trade associations or other nonprofits from channeling contributions or membership dues toward this end.

---

[1] Coates, John C., "Corporate Politics, Governance, and Value Before and After Citizens United," Journal of Empirical Legal Studies, Forthcoming. http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608

King, Nicole H.

From:	Nate Hausman *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, November 14, 2012 5:05 PM
To:	King, Nicole H.
Subject:	Re: Shareholder Resolution Regarding Political Contributions
Attachments:	NJH Schwab EQT Verifiy shares.pdf; ATT00001.txt

Dear Ms. King,

Attached, please find proof of ownership of 200 shares of EQT Corp. common stock for the shareholder proposal co-filing I previously submitted.

Thank you,
Nathaniel Hausman

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 13, 2012

Mr. Rick Hausman
Director of Research & Advocacy
Clean Yield Asset Management.
Phone (802) 526-2525
Fax (802) 526-2528

Re: NATHANIEL J HAUSMAN
Account *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Charles Schwab & Co., Inc. currently holds 200 shares of EQT Corp (EQT) common stock on behalf of our client, NATHANIEL J HAUSMAN. These shares were purchased by the NATHANIEL J HAUSMAN ACCT on October 6, 2008 and have held these shares continuously through the current date.

Sincerely,



Brett Decker II
Relationship Specialist
Schwab Advisor Services

King, Nicole H.

From:	Rick Hausman <rick@cleanyield.com>
Sent:	Wednesday, November 14, 2012 5:14 PM
To:	King, Nicole H.
Cc:	Shelley Alpern
Subject:	Proxy resolution-Verification of share ownership
Attachments:	Verification of Share ownership 11-14-12.pdf; ATT00001.htm; ATT00002.htm; ATT00003.htm

Dear Ms. King:

Attached, please find a pdf from Merrill Lynch verifying that the Howard L Hausman Trust held EQT shares valued at more than $2,000 for more than one year prior to the date of filing. Thank you for including this document with last Friday's filing.



Certified
B
Corporation





Bank of America Corporation

Rick Hausman, Dir. Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Rd
Norwich, VT 05055

RE: Verification of Deposit – EQT Corp. Common Stock

Important Notice

This is in response to the Verification of Deposit (VOD) request for the Merrill Lynch account "Howard L Hausman Trust, Richard Hausman, TTEE." Details appear below.

Account Type	Trust CMA
Account Number	FISMA & OMB Memorandum Howard L Hausman Trust, Richard Hausman TTEE
Value as of Date (COB)	N/A
Total Portfolio Value*	Not Applicable

Comments:
This account has 700 shares of EQT, EQT Corp. Common Stock that have been held continuously since July 22, 1996.



Signature of Merrill Lynch Branch Office Management Team (OMT)

Victoria L. Davis
Printed Name

11/14/2012
Date

Please be advised, our CMA program permits account holders to access the assets in the account by Visa card and checks, which are drawn and processed against a Merrill Lynch account maintained for the customer at Bank of America, N.A. or JPMorgan Chase, N.A. of Columbus, Ohio. However, the account holder does not maintain a depository balance at that bank. The information provided above may change daily due to activity in the account and/or changes in market value of assets held in the account. This information is provided as a courtesy and Merrill Lynch is not liable or responsible for any decisions made, in whole or in part, on reliance upon this information.

This information is furnished to you in strict confidence in response to your request and is solely for your use for the purposes described in the Verification of Deposit request. If you have any questions, please contact the person whose signature appears above at (941) 364-5643.

VDSTD_F2011



November 21, 2012

Ms. Shelley Alpern (VIA CERTIFIED MAIL)
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Ms. Shelley Alpern (VIA CERTIFIED MAIL AND OVERNIGHT COURIER)
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Mr. Richard D. Hausman (VIA CERTIFIED MAIL AND OVERNIGHT COURIER)
Trustee, Howard L. Hausman Reverse QTIP Trust DTD 04-26-90

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Ladies and Gentlemen:

On November 9, 2012, we received the letter from Clean Yield Asset Management (the "Clean Yield Letter") submitting a shareholder proposal for inclusion in the proxy materials for EQT's 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting"). The submission is governed by the Securities and Exchange Commission's Rule 14a-8 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting shareholder proposals to EQT, as well as thirteen substantive bases under which companies may exclude shareholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in the Clean Yield Letter, our records, and regulatory materials, we are unable to conclude that the submission meets the requirements of Rule 14a-8 for inclusion in EQT's proxy materials. Unless Clean Yield Asset Management and Richard D. Hausman can remedy the deficiencies described below in the proper time frame, EQT will be entitled to exclude the submission from the proxy materials for the 2013 Annual Meeting.

In the Clean Yield Letter, dated November 9, 2012, Clean Yield Asset Management indicated that it was authorized to file a shareholder proposal on behalf of its client, the Howard L. Hausman Reverse QTIP Trust DTD 04-26-90 (the "Trust"), who is a shareholder of EQT, owning the requisite number of shares for making shareholder proposals, pursuant to Rule 14a-8(b). However, we note that Clean Yield Asset Management obtained its purported authority pursuant to an unsigned authorization letter (the "Richard

Management obtained its purported authority pursuant to an unsigned authorization letter (the "Richard Hausman Letter") from Richard Hausman, the sole trustee of the Trust. Accordingly, the unsigned authorization letter does not provide Clean Yield Asset Management with authority to file the shareholder proposal. Further, Clean Yield Asset Management has failed to provide evidence of its ownership of EQT in the manner required by Rule 14a-8(b) to submit the proposal in its own right.

Second, although the Richard Hausman Letter contains a written statement required by Rule 14a-8(b) that Richard Hausman intends for the Trust to hold the stock through the date of EQT's 2013 Annual Meeting, the Richard Hausman Letter is not signed by Richard Hausman, and therefore does not constitute a written statement in compliance with Rule 14a-8(b).

For the proposal to be eligible for inclusion in EQT's proxy materials for the 2013 Annual Meeting, Rule 14a-8(f) requires that the responses to this letter by each of Clean Yield Asset Management and Richard Hausman be postmarked or transmitted electronically no later than 14 calendar days from the date that each receives this letter. Please address any response to me. Alternatively, you may transmit any response by email to nking@eqt.com.

Once we receive the response of each of Clean Yield Asset Management and Richard Hausman, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for EQT's 2013 Annual Meeting of Shareholders. EQT reserves the right to submit a no-action request to the staff of the Securities and Exchange Commission, as appropriate, to seek to exclude the proposal from our proxy material.

If you have any questions with respect to the foregoing, please contact me at (412) 553-5891.

Sincerely,



Nicole H. King
Corporate Secretary

Enclosure: Rule 14a-8

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of November 19, 2012

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

For questions concerning e-CFR programming and delivery issues, email webteam@gpo.gov.

King, Nicole H.

From: Shelley Alpern <shelley@cleanyield.com>
Sent: Tuesday, November 27, 2012 2:20 PM
To: King, Nicole H.
Subject: RE: Letter of 11.21.12

Thank you.

Shelley Alpern
Clean Yield Asset Management
c: (617) 970-8944

From: King, Nicole H. [NKing@eqt.com]
Sent: Tuesday, November 27, 2012 1:31 PM
To: Shelley Alpern
Cc: Rick Hausman
Subject: RE: Letter of 11.21.12

Ms. Alpern,

Please see the attached.

Regards,
Nicole

EQT - Where energy meets innovation.
www.eqt.com
-----Original Message-----

From: Shelley Alpern [mailto:shelley@cleanyield.com]
Sent: Monday, November 26, 2012 1:42 PM
To: King, Nicole H.
Cc: Rick Hausman
Subject: Letter of 11.21.12

Ms. King,

Could you kindly provide a PDF version of the 11.21.12 letter you sent to Rick Hausman and me, at your convenience?

Thank you very much,

Shelley Alpern
Clean Yield Asset Management
c: (617) 970-8944



November 21, 2012

Ms. Shelley Alpern (VIA CERTIFIED MAIL)
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Ms. Shelley Alpern (VIA CERTIFIED MAIL AND OVERNIGHT COURIER)
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Mr. Richard D. Hausman (VIA CERTIFIED MAIL AND OVERNIGHT COURIER)
Trustee, Howard L. Hausman Reverse QTIP Trust DTD 04-26-90

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Ladies and Gentlemen:

On November 9, 2012, we received the letter from Clean Yield Asset Management (the "Clean Yield Letter") submitting a shareholder proposal for inclusion in the proxy materials for EQT's 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting"). The submission is governed by the Securities and Exchange Commission's Rule 14a-8 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting shareholder proposals to EQT, as well as thirteen substantive bases under which companies may exclude shareholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in the Clean Yield Letter, our records, and regulatory materials, we are unable to conclude that the submission meets the requirements of Rule 14a-8 for inclusion in EQT's proxy materials. Unless Clean Yield Asset Management and Richard D. Hausman can remedy the deficiencies described below in the proper time frame, EQT will be entitled to exclude the submission from the proxy materials for the 2013 Annual Meeting.

In the Clean Yield Letter, dated November 9, 2012, Clean Yield Asset Management indicated that it was authorized to file a shareholder proposal on behalf of its client, the Howard L. Hausman Reverse QTIP Trust DTD 04-26-90 (the "Trust"), who is a shareholder of EQT, owning the requisite number of shares for making shareholder proposals, pursuant to Rule 14a-8(b). However, we note that Clean Yield Asset Management obtained its purported authority pursuant to an unsigned authorization letter (the "Richard

Management obtained its purported authority pursuant to an unsigned authorization letter (the "Richard Hausman Letter") from Richard Hausman, the sole trustee of the Trust. Accordingly, the unsigned authorization letter does not provide Clean Yield Asset Management with authority to file the shareholder proposal. Further, Clean Yield Asset Management has failed to provide evidence of its ownership of EQT in the manner required by Rule 14a-8(b) to submit the proposal in its own right.

Second, although the Richard Hausman Letter contains a written statement required by Rule 14a-8(b) that Richard Hausman intends for the Trust to hold the stock through the date of EQT's 2013 Annual Meeting, the Richard Hausman Letter is not signed by Richard Hausman, and therefore does not constitute a written statement in compliance with Rule 14a-8(b).

For the proposal to be eligible for inclusion in EQT's proxy materials for the 2013 Annual Meeting, Rule 14a-8(f) requires that the responses to this letter by each of Clean Yield Asset Management and Richard Hausman be postmarked or transmitted electronically no later than 14 calendar days from the date that each receives this letter. Please address any response to me. Alternatively, you may transmit any response by email to nking@eqt.com.

Once we receive the response of each of Clean Yield Asset Management and Richard Hausman, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for EQT's 2013 Annual Meeting of Shareholders. EQT reserves the right to submit a no-action request to the staff of the Securities and Exchange Commission, as appropriate, to seek to exclude the proposal from our proxy material.

If you have any questions with respect to the foregoing, please contact me at (412) 553-5891.

Sincerely,



Nicole H. King
Corporate Secretary

Enclosure: Rule 14a-8

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of November 19, 2012

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

For questions concerning e-CFR programming and delivery issues, email webteam@gpo.gov.

King, Nicole H.

From: Rick Hausman *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 29, 2012 11:58 AM
To: King, Nicole H.
Cc: Shelley Alpern; Sachse, Kimberly; Kane, Patrick

Subject: EQT Letter of 11-21-12
Attachments: R. Hausman authorization letter 11-9-12.pdf; ATT00001.htm

Dear Nicole King:

I am in receipt of your letter of Nov 21, 2012, which you sent to my home address via overnight courier and were kind enough to re-send via email. The letter noted a deficiency in the filing of a shareholder proposal concerning political spending due to an unsigned delegation of authority from me to Clean Yield Asset Management.

Attached please find a **duly signed** pdf of the original letter I sent to Shelley Alpern of Clean Yield Asset Management on November 9. As you have noted, that letter authorizes Clean Yield to file the shareholder resolution regarding political spending on behalf of the Howard L. Hausman Trust. The letter also expresses my intent, as sole trustee, to retain an ownership stake of the Howard L. Hausman Reverse QTIP Trust in at least $2,000 worth of EQT shares, up to and through the date of the EQT's annual meeting in 2013.

Thanks for your helpfulness. Kindly let me know if there is anything further I can do to ensure the proper filing of the resolution.

Sincerely,

Richard D. Hausman, TTEE
Howard L. Hausman Reverse QTIP Trust DTD 4-26-90

* FISMA & OMB Memorandum M-07-16 ***

Richard D. Hausman

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2012

Ms. Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Re: Shareholder resolution at EQT Corporation

Dear Ms. Alpern:

I am the sole trustee of the Howard L. Hausman Reverse QTIP Trust DTD 04-26-90 ("Hausman Trust") and am fully authorized to act on behalf of the trust. I hereby authorize Clean Yield Asset Management to file a shareholder resolution regarding political spending on behalf of the Trust at EQT Corporation.

The Hausman Trust is the beneficial owner of more than $2,000 worth of common stock that it has held continuously for more than a year. I intend that the Trust will hold the stock through the date of EQT's annual meeting in 2013.

I specifically give Clean Yield Asset Management full authority to deal with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Richard Hausman,
Trustee
Howard L. Hausman Reverse QTIP Trust

King, Nicole H.

From: King, Nicole H.
Sent: Tuesday, December 04, 2012 4:40 PM
To: 'Shelley Alpern'
Cc: Rick Hausman
Subject: RE: EQT Corporation - Shareholder Proposals

Not at all. I will forward the information momentarily.

From: Shelley Alpern [mailto:shelley@cleanyield.com]
Sent: Tuesday, December 04, 2012 4:40 PM
To: King, Nicole H.
Cc: Rick Hausman
Subject: Re: EQT Corporation - Shareholder Proposals

Sounds good, and I understand it works for Nate (Gus) Hausman as well. Would you mind providing a call-in number?

Sent from my iPad

On Dec 4, 2012, at 4:24 PM, "King, Nicole H." <NKing@eqt.com> wrote:

> How does Thursday, December 6 at 2:00 p.m. sound?
>
> ---
>
> **From:** Shelley Alpern [mailto:shelley@cleanyield.com]
> **Sent:** Tuesday, December 04, 2012 2:20 PM
> **To:** King, Nicole H.
> **Cc:** Rick Hausman
> **Subject:** Re: EQT Corporation - Shareholder Proposals
>
> Nicole,
>
> Rick Hausman and I are both available any time Thursday, or Friday morning.
>
> Regards,
>
> Shelley
>
> Sent from my iPad
>
> On Dec 3, 2012, at 7:34 PM, "King, Nicole H." <NKing@eqt.com> wrote:
>
>> Ms. Alpern,
>>
>> Might you and Messrs. Hausman be available for a call later this week to discuss your shareholder proposal? Please advise as to your availability.
>>
>> Regards,
>> Nicole

Nicole H. King, Esq.
Corporate Secretary & Staff Attorney
EQT Corporation
625 Liberty Avenue
Suite 1700
Pittsburgh, PA 15222-3111

(412) 553-5891 (direct dial)
(412) 303-2414 (mobile)
(412) 553-7781 (fax)
nking@eqt.com

<image853d7c.jpg@39d2e20e.7f744998>
www.eqt.com

King, Nicole H.

From: King, Nicole H.
Sent: Wednesday, December 05, 2012 9:21 PM
To: 'Shelley Alpern'
Cc: Rick Hausman
Subject: RE: EQT Corporation - Shareholder Proposals

Ms. Alpern,

The dial information is set forth below. I will also be joined on the call by our Deputy General Counsel, Kim Sachse. I look forward to speaking with you and your clients tomorrow at 2:00 p.m.

Regards,
Nicole

Dial: 1-800-882-3610
Passcode: 8633419#

From: Shelley Alpern [mailto:shelley@cleanyield.com]
Sent: Tuesday, December 04, 2012 4:40 PM
To: King, Nicole H.
Cc: Rick Hausman
Subject: Re: EQT Corporation - Shareholder Proposals

Sounds good, and I understand it works for Nate (Gus) Hausman as well. Would you mind providing a call-in number?

Sent from my iPad

On Dec 4, 2012, at 4:24 PM, "King, Nicole H." <NKing@eqt.com> wrote:

> How does Thursday, December 6 at 2:00 p.m. sound?
>
> ---
>
> **From:** Shelley Alpern [mailto:shelley@cleanyield.com]
> **Sent:** Tuesday, December 04, 2012 2:20 PM
> **To:** King, Nicole H.
> **Cc:** Rick Hausman
> **Subject:** Re: EQT Corporation - Shareholder Proposals
>
> Nicole,
>
> Rick Hausman and I are both available any time Thursday, or Friday morning.
>
> Regards,
>
> Shelley
>
> Sent from my iPad
>
> On Dec 3, 2012, at 7:34 PM, "King, Nicole H." <NKing@eqt.com> wrote:

Ms. Alpern,

Might you and Messrs. Hausman be available for a call later this week to discuss your shareholder proposal? Please advise as to your availability.

Regards,
Nicole

Nicole H. King, Esq.
Corporate Secretary & Staff Attorney
EQT Corporation
625 Liberty Avenue
Suite 1700
Pittsburgh, PA 15222-3111

(412) 553-5891 (direct dial)
(412) 303-2414 (mobile)
(412) 553-7781 (fax)
nking@eqt.com

<image853d7c.jpg@39d2e20e.7f744998>
www.eqt.com

King, Nicole H.

From: King, Nicole H.
Sent: Friday, December 07, 2012 3:19 PM
To: 'Shelley Alpern'; 'Nate Hausman'; Rick Hausman
Cc: Sachse, Kimberly
Subject: RE: EQT Corporation - Shareholder Proposals

Ms. Alpern and Messrs. Hausman,

Thank you again for taking the time to speak with me and Kim yesterday. As promised, I have provided links to our website for each of the following documents:

- EQT Corporation Code of Business Conduct and Ethics (EQT Home >> Investors >> Corporate Governance)
- EQT Corporation Public Policy and Corporate Responsibility Charter (EQT Home >> Investors >> Corporate Governance)
- EQT Corporation 2010 Corporate Social Responsibility Brochure (EQT Home >> Community Initiatives >> Corporate Social Responsibility)

I have also provided each document's location in parentheses. I note that we expect to receive our 2011 Corporate Social Responsibility brochure next week. I will have a hard copy sent to each of you upon our receipt thereof.

Regards,
Nicole

Nicole H. King, Esq.
Corporate Secretary & Staff Attorney
EQT Corporation
625 Liberty Avenue
Suite 1700
Pittsburgh, PA 15222-3111

(412) 553-5891 (direct dial)
(412) 303-2414 (mobile)
(412) 553-7781 (fax)
nking@eqt.com

From: Shelley Alpern [mailto:shelley@cleanyield.com]
Sent: Tuesday, December 04, 2012 4:40 PM
To: King, Nicole H.

Cc: Rick Hausman
Subject: Re: EQT Corporation - Shareholder Proposals

Sounds good, and I understand it works for Nate (Gus) Hausman as well. Would you mind providing a call-in number?

Sent from my iPad

On Dec 4, 2012, at 4:24 PM, "King, Nicole H." <NKing@eqt.com> wrote:

How does Thursday, December 6 at 2:00 p.m. sound?

From: Shelley Alpern [mailto:shelley@cleanyield.com]
Sent: Tuesday, December 04, 2012 2:20 PM
To: King, Nicole H.
Cc: Rick Hausman
Subject: Re: EQT Corporation - Shareholder Proposals

Nicole,

Rick Hausman and I are both available any time Thursday, or Friday morning.

Regards,

Shelley

Sent from my iPad

On Dec 3, 2012, at 7:34 PM, "King, Nicole H." <NKing@eqt.com> wrote:

Ms. Alpern,

Might you and Messrs. Hausman be available for a call later this week to discuss your shareholder proposal? Please advise as to your availability.

Regards,
Nicole

Nicole H. King, Esq.
Corporate Secretary & Staff Attorney
EQT Corporation
625 Liberty Avenue
Suite 1700
Pittsburgh, PA 15222-3111

(412) 553-5891 (direct dial)
(412) 303-2414 (mobile)
(412) 553-7781 (fax)
nking@eqt.com

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www.eqt.com

EQT Corporation

<u>EXHIBIT C</u>

[EQT Corporation Code of Business Conduct & Ethics]



Code of Business Conduct & Ethics

UPDATED AS OF: NOVEMBER 18, 2010

Letter From President and Chief Executive Officer

To: All directors, officers, employees, agents, consultants, contractors and temporary workers of EQT Corporation and our domestic and foreign subsidiaries and divisions

EQT Corporation and its subsidiary companies and divisions (collectively, "EQT") are committed to operating with honesty, fairness and integrity. This Code of Business Conduct and Ethics (the "Code") is your guide for achieving each of these objectives.

This Code contains the standards and ethical principles necessary to assist you in making the right decisions when faced with ethical issues. These standards and principles reflect our company's excellent reputation as an ethical and law-abiding corporate citizen. Maintaining EQT's excellent reputation will enable us to attract and retain customers and employees, improve our competitive position and enhance stockholder value for years to come.

Because the Code cannot address every possible ethical situation, particularly in a rapidly changing environment, we have established a compliance hotline at 1-800-242-3109 which you can call to seek assistance and/or discuss concerns regarding particular situations or the Code. In addition, you should feel free to discuss any questions regarding the Code with your supervisor and the other company contacts identified in the Code.

The image and reputation of every organization is determined by the example established by its personnel. EQT Corporation is proud of its reputation and is depending on you to continue our Company's commitment to maintaining the highest standards of ethical conduct.

Sincerely,

David L. Porges

President and Chief Executive Officer

Table Of Contents

Code Of Business Conduct And Ethics

INTRODUCTION

EQT Corporation and its domestic and foreign subsidiary companies and divisions (collectively referred to herein as the "Company") are committed to the highest standards of business and ethical conduct. This commitment is mandated by the Company's Board of Directors and its President and Chief Executive Officer. The Code of Business Conduct & Ethics (the "Code") is part of the Company's program for complying with and implementing that commitment. The Code provides a guide to understanding these standards of conduct and Company policies. It also reaffirms the Company's long-standing commitment to ethical conduct and the strict observance of all laws, rules and regulations applicable to the Company and its businesses.

While this Code does not attempt to state every Company policy or answer every question of law that an EQT person (as defined below) may encounter in the workplace, it does highlight a number of those which are very important issues for the Company. The way in which EQT persons respond to these issues will determine in large part how customers, competitors, employees, investors, government regulators, and other stakeholders, as well as the community at large, perceive this Company. Each EQT person has an individual personal responsibility to ensure that his or her conduct is in conformance with this Code and that potential or actual violations are reported promptly.

Please read the Code carefully and retain it for your records. The Code along with full copies of policies it refers to can be accessed online through the Company's intranet home page, or you can obtain copies from your supervisor or Human Resources representative. The Code also is available to the public on the Company's extranet home page, www.eqt.com. The Company will on a regular basis require EQT persons to certify in writing their compliance with the Code. The Company has set up a toll-free phone number at 1-800-242-3109 for answering questions about the Code and for the reporting of compliance matters on a confidential basis. All questions and reports may be submitted on an anonymous basis, if desired. EQT persons also can contact their supervisors, the Human Resources Department or the Law Department if they have any questions.

PURPOSE OF THE CODE

The purpose of the Code is to provide a statement of the fundamental principles and policies of the Company for conducting its business in a legally and ethically appropriate manner.

The Code is a statement of policies for individual and business conduct and does not in any way constitute an employment contract or an assurance of continued employment. The Code is for the sole and exclusive benefit of the Company and may not be used or relied upon by any other party.

Implementation Of The Code

DUTY OF COMPLIANCE WITH THE CODE

It is the duty of every EQT person to comply with all applicable laws, rules and regulations and to comply with all provisions of the Code and the Company's related policies and procedures. It is the duty of all Company management and supervisory personnel to ensure to the best of their ability that personnel under their responsibility comply with the Code. The Company requires EQT persons to discharge each of their respective responsibilities in accordance with the law and the highest standards of business ethics.

The Company has established various programs and procedures for monitoring and auditing compliance with the Code. The Company has also established numerous employee communication, education, and training programs to prevent and deter illegal and unethical conduct. The Company's programs and procedures to implement the Code are mandated by directives of the Company's Board of Directors and its Executive Officers. The Company's Senior Vice President and General Counsel has oversight responsibility for Code compliance and Code-related programs and procedures.

APPLICABILITY OF CODE TO DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, CONSULTANTS, CONTRACTORS, ETC.

The Code applies to all directors, officers, employees, agents, consultants, contractors, temporary workers, and other personnel of the Company (individually, an "EQT person", and collectively, "EQT persons"). For ease of reference solely, as used herein, the term "employee" shall generally include all EQT persons other than directors, unless the context indicates otherwise.

REPORTING OF VIOLATIONS

Any EQT person who individually knows or suspects a violation of any law, rule or regulation, the Code or the Company's related policies and procedures must report that information immediately to the Company. An EQT person can do this by contacting his or her supervisor, the Company's Law Department, or the compliance hotline at 1-800-242-3109 (on an anonymous basis, if desired). The compliance hotline is currently answered by an independent third party which reports calls to, among others, the Company's internal auditor. If an EQT person receives notice (oral or written) of a violation of any law, rule or regulation from a government agency, this information must also be reported immediately. Supervisors are responsible for reporting complaints and violations to the Law Department as soon as possible.

If an EQT person is involved in the violation, the fact that the EQT person reported the violation, together with the degree of cooperation displayed and whether the violation is intentional or unintentional, will be given consideration by the Company in its investigation and any resulting disciplinary action.

Although it is preferred that a reporting person give his or her identity when reporting suspected violations, an individual may anonymously report by calling the compliance hotline or by writing to the Company's Senior Vice President and General Counsel of the Company. A sufficiently detailed description of the factual basis for the allegations should be given in order to allow an appropriate investigation.

Any person who (i) reports in good faith a violation of the Code or any law, rule or regulation, or (ii) provides information to the federal government or a supervisor or testifies about any matter that he or she reasonably believes constitutes a violation of federal securities laws or any provision of federal law relating to fraud against shareholders, will not be subject to reprisal or retaliation by the Company. Any EQT person responsible for reprisals against any such individual will be subject to disciplinary action, including termination where appropriate. However, the submission of a report which is actually known to be false at the time such report is made constitutes a violation of the Code and will result in disciplinary action, including termination where appropriate.

INVESTIGATIONS OF VIOLATIONS

All reported violations of any law, rule or regulation, the Code or the Company's related policies and procedures will be treated confidentially to the extent practicable under the circumstances and in accordance with the Company's legal obligations.

All investigations will be under the direction of the Company's Senior Vice President and General Counsel with other Company management, and/or under the direction of the Audit Committee, as appropriate. EQT persons are expected to cooperate fully in the investigation of any alleged violation of applicable laws, rules or regulations, the Code, or the Company's related policies and procedures. If the result of the investigation indicates that corrective action is required, the Company will promptly determine what steps it should take to rectify the problem and prevent its recurrence. The Audit Committee or the Chairman of the Audit Committee, in consultation with the Company's internal auditor, will review complaints involving the Company's accounting, internal accounting controls, or auditing matters, or concerns regarding questionable accounting or auditing matters.

It is imperative that reporting EQT persons do not conduct their own investigations. Investigations may involve complex legal issues, and Company procedures should be followed. Acting on one's own may compromise the integrity of an investigation and adversely affect EQT persons and the Company.

DISCIPLINE FOR VIOLATIONS

Failure to comply with the standards contained in the Code can have severe consequences for both the individuals involved and the Company. The Company will impose appropriate discipline for violations of the Code, including, where appropriate, termination of employment with the Company and the forfeiture of any benefits or rights which are forfeitable upon termination. Furthermore, conduct which violates the Code also may violate applicable law. These violations can subject the individuals involved to prosecution, imprisonment, and fines. The Company also may be subject to prosecution and significant fines for the improper conduct of EQT persons. Failure to comply with the standards contained in the Code also may result in referral of individual misconduct for criminal prosecution, and reimbursement to the Company, the government or other parties for any losses or damages resulting from the violation.

Violations of this Code may be subject to disciplinary actions, including but not limited to the following:

- against EQT persons who authorize or participate directly or indirectly in actions which are a violation of applicable laws, rules or regulations, the Code or the Company's related policies and procedures;

- against EQT persons who fail to report a violation of applicable laws, rules or regulations, the Code or the Company's related policies and procedures, fail to cooperate in an investigation or withhold information concerning a violation of which they become aware;
- against the violator's supervisor, to the extent that the circumstances of the violation reflect inadequate supervision or lack of diligence by the supervisor;
- against an EQT person who attempts to retaliate, directly or indirectly, or encourages others to do so, against an EQT person who (a) reports in good faith a violation of applicable laws, rules or regulations, the Code or the Company's related policies and procedures, or (b) provides information to the federal government or a supervisor or testifies about any matter that he or she reasonably believes constitutes a violation of the federal securities laws or any provision of federal law relating to fraud against shareholders; and
- against an EQT person who makes a report of a violation which is actually known by the reporting person to be false at the time of such report.

QUESTIONS REGARDING THE CODE AND WAIVERS

If an EQT person has a question concerning the Code or the Company's related policies and procedures or feels the need to seek guidance with respect to a legal or ethical question, he or she should contact his or her Human Resources representative (if applicable), the Company's Law Department or the compliance hotline at 1-800-242-3109. It is important for EQT persons to submit any questions they may have regarding the application of the Code as soon as possible, before violations of the Code arise. If a specific situation is not dealt with in the Code, the Company will interpret the Code in light of its goals, as well as the relevant facts and circumstances.

While most of the policies contained herein must be strictly adhered to, in certain cases, exceptions may be possible. Any EQT person who believes that an exception to any of these policies is appropriate in his or her case should contact the Company's Law Department.

Certain conflict of interest situations which are identified in advance may be avoided by implementing appropriate remedial procedures to protect the interests of the Company. Other conflict of interest situations may, at times, be determined to be minor and resolvable. Where a matter relating to a conflict of interest is resolved in advance by appropriate remedial action, then depending on the circumstances, a violation of the Code may not occur and a waiver of the Code may not be required. A minor conflict of interest situation can sometimes be resolved simply by disclosure of the possible conflict to all interested parties. Any EQT person who believes that an exception to any of these policies is appropriate in his or her case should contact the Company's Law Department.

Any waiver of this Code as it relates to directors, executive officers and senior financial officers (including the principal financial officer, the principal accounting officer or controller, or any other persons performing similar functions) may be made only by the Audit Committee of the Board of Directors of the Company. Such waivers and amendments to this Code shall be publicly disclosed as required by law or stock exchange regulation.

Conflicts Of Interest

In addition to complying with applicable laws, rules and regulations governing the Company's operations and Company policies and procedures related thereto, certain of which are described below, each EQT person has a responsibility to the Company to avoid engaging in any activity or relationship that may interfere, or have the appearance of interfering, with the performance of the EQT person's duties to the Company. These activities and relationships, called "conflicts of interest," include any private interest, relationship, or activity that interferes or conflicts in any way with, or has the appearance of interfering or conflicting with, the best interests of the Company as a whole or which potentially affects, or has the appearance of affecting, an interested person's objectivity and effectiveness in performing services for the Company. Conflicts of interest can also arise when an EQT person, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Because conflicts of interest are not permitted without the Company's approval, they should be disclosed whenever they arise to an EQT person's supervisor for appropriate review and resolution. In the case of members of the Company's Board of Directors or executive officers, potential conflicts of interest should be disclosed for review and resolution to the Company's Senior Vice President and General Counsel and the Chair of the Audit Committee.

Depending upon the particular circumstances, potential conflict-of-interest issues may include, but are not limited to situations in which an EQT person (or a family member or relative):

- Serves as a director, officer, employee, vendor, partner, lender, consultant, or agent of an enterprise or business that is a supplier, customer, competitor, or contractor of the Company, or that engages in any other business with the Company;
- Owns a business or owns a material amount of stock, is a creditor to, or has a significant financial interest in an enterprise that competes or does business with the Company or is engaged in similar lines of business as the Company;
- Receives from or gives to representatives of an enterprise described above gifts, gratuities, special allowances, discounts or other benefits not generally available;
- Receives personal benefits as a result of the EQT person's position in the Company, including, but not limited to, loans or guarantees of obligations;
- Has a direct or indirect personal interest in a transaction involving the Company;
- Receives gifts which could be reasonably construed as a bribe or a payoff, or are otherwise unreasonable in frequency and amount;
- Obtains or uses for personal benefit confidential information regarding an enterprise described above, or provides confidential information regarding the Company or its business to that enterprise; and
- Appropriates for personal benefit a business opportunity that the Company might reasonably have an interest in pursuing, without first making the opportunity available to the Company.

With respect to their family members and relatives, EQT persons must be cautious to avoid the appearance of preferential treatment or other conflicts of interest. Except as permitted by the Company, EQT persons should abstain from hiring decisions involving their individual family members and relatives, and avoid situations where they would come within the supervisory or general responsibilities of the EQT person at the Company.

EQT persons may also have potential conflicts of interest arise from engaging in outside activities if they would materially detract from or interfere with the full and timely performance of an EQT person's services to the Company, or if they would adversely affect the Company's reputation. EQT persons should ensure their participation or service to other organizations, be they civic, charitable, corporate, governmental, public, private, or non-profit in nature, do not create possible conflicts of interest as to the Company.

EQT persons owe a duty to the Company to advance its legitimate interests when the opportunity arises, and must not advance personal interests at the expense of the Company. Accordingly, no EQT person may: (i) take for himself or herself opportunities that are discovered through the use of Company property or information or his or her position; (ii) use Company property, information or his or her position for personal gain; or (iii) compete, directly or indirectly, with the Company.

EQT persons are encouraged to raise any questions they may have regarding potential conflicts of interest and seek guidance from their supervisor, with the Human Resources Department or the Company's Compliance Hotline at 1-800-242-3109. Directors and executive officers having questions are encouraged to contact the Company's senior management. EQT persons must fully disclose the nature of any proposed conduct or transaction that involves, or could involve, a conflict of interest and obtain approval *before* any action is undertaken. EQT persons also must continually review their personal and investment situations to eliminate any possible or apparent conflicts of interest that may arise by virtue of their own activities or the activities of their family members and relatives.

Some conflicts of interest arise innocently because of circumstances alone, without deliberate action on the part of an individual (for example, an unexpected gift or inheritance). If an EQT person finds himself or herself in a conflict of interest position, the EQT person shall immediately provide notice in accordance with the procedures described above as soon as the circumstances arise.

For more information, please review Company Policy No. 1.9 on Employment of Relatives, Company Policy No. 2.2 on Conflicts of Interest and Company Policy No. 1.10 on Working for Others.

Compliance With Laws And Related Policies

GENERAL

The activities of the Company and EQT persons must always be in full compliance with applicable laws, rules and regulations and with the Code and the Company's related policies and procedures. When there is a doubt as to whether a proposed activity is in legal compliance with the Code, advice should be sought from the Company's Law Department before the activity is undertaken.

FALSE STATEMENTS; SCHEMES TO DEFRAUD AND THEFT

Government Communications; Reports, Applications and Filings

EQT persons must strive to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission, other governmental agencies and in other public communications.

Without limiting the foregoing, it is a violation of law and Company policy for EQT persons (i) to make or cause to be made a false statement, orally or in writing, to a government official, or (ii) to conceal or cause to be concealed a material fact called for in a government report, application, or other filing. This policy extends to all communications with any federal, state, local or foreign government agency, no matter how routine they may seem, and requires operating in an environment of open communication, while not compromising proprietary and confidentiality concerns. EQT persons are to act always with honesty and integrity on the Company's behalf.

An EQT person can violate this policy even if he or she does not personally make the false statement or conceal the material fact. For example, EQT persons are prohibited from providing false information to any other employee or third party knowing that, or under circumstances making it likely that, this information will later be used in providing information to a government agency.

Inquiries from the Governmental Authorities, the Press and Others

EQT persons receiving requests for Company information from governmental authorities, law enforcement officers, outside investigators, attorneys, or third parties should notify their supervisor immediately and refer the request to the Company's Law Department. Except as otherwise permitted by the Company's Senior Vice President and General Counsel, it is critical that EQT persons not take it on themselves to respond to any such inquiries or contacts themselves because any inappropriate or inaccurate response, even a disclaimer of information, may result in adverse publicity and could otherwise seriously affect the Company's legal position. For the same reasons, all public disclosures or press releases by the Company are subject to the same procedure prior to any such disclosure being made.

Requests for information from any member of the press or other news media must be referred immediately to your business unit president, the Director of Investor Relations or the Vice President, Human Resources. Requests for financial or business information about the Company from any member of the investment community, including securities analysts, fund and portfolio managers, directors of research and brokers, must be referred immediately to the Company's Vice President, Finance and Treasurer to ensure appropriate and timely response. Requests for information or other contacts from the Securities and Exchange Commission, the

New York Stock Exchange, or other securities regulators must be referred immediately to the Company's Senior Vice President and General Counsel.

Company Communications

It is also a violation of Company policy to make false statements or conceal a material fact in any communication to the Company related to official Company action, including production and quality reports, financial records, environmental records, employment or employee benefit applications, or statements made in connection with investigations and required employee reports.

Schemes to Defraud

EQT persons may not engage in any scheme to defraud the Company, a customer, supplier, or other person with whom the Company does business or to withhold wrongfully or misappropriate the property of others. Any theft, embezzlement or misappropriation of Company assets must be reported immediately by an EQT person to his or her Human Resources representative or the Company's Law Department.

Protection and Proper Use of Company Assets

The assets of the Company, such as information, materials, supplies, time, intellectual property, software, hardware and facilities, among other property, are valuable resources owned, licensed, or otherwise belonging to the Company. EQT persons are individually responsible for safeguarding the Company's assets and ensuring their appropriate and efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. The assets of the Company must only be used for legitimate business purposes.

Fair Dealing

EQT persons must endeavor to deal fairly with the Company's customers, suppliers, competitors and employees. EQT persons must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. For example, it would be improper and possibly illegal, to hire employees of competitors for the purpose of obtaining the competitor's trade secrets. The competitive advantage that this Company continues to maintain must result from superior performance, not unethical or illegal business transactions.

For more information, please review Company Policy No. 2.9 on Corporate Communications.

IMPROPER PAYMENTS AND GIFTS

Making or receiving payments which represent bribes, kickbacks, or payoffs to or from government officials, customers, suppliers, or others with whom the Company does business is strictly prohibited. Any such payments are improper, whether made or received directly or indirectly. In addition, any arrangements which aid or abet another party in making or receiving such a payment are improper. Improper payments need not be in the form of money. They may include non-monetary gifts or the provision of services.

Gifts of nominal value, promotional items, and entertainment may be provided or received in the normal course of business to or from non-governmental employees if they are consistent with Company policy, customary industry practices, and applicable law. Gifts must be avoided which could be reasonably construed as a bribe or a payoff, are otherwise unreasonable in frequency and amount, or otherwise may be a conflict of interest.

EQT persons should be aware that with respect to government officials, gifts of even nominal value must be avoided as well as any promotional items and entertainment. It is not necessary that the payment be given with the intent to influence that official to constitute a violation of law. Further, federal law also prohibits bribery of foreign as well as domestic government officials. See "International Business, Foreign Corrupt Practices Act" below. Any request made to an EQT person by a government official for an improper payment, or any action taken or threatened by such a government official with the intent of obtaining an improper payment, must be reported immediately to the Company's Law Department.

For more information, please review "Conflicts of Interest" section above, Company Policy No. 2.2 on Conflicts of Interest and Company Policy No. 2.7 on the Foreign Corrupt Practices Act.

Recording Of Financial And Other Transactions

The law requires that the Company keep records which accurately and fairly reflect all transactions and dispositions of assets of the Company and that all transactions be executed only in accordance with management's general or specific authorization. The Company's records must reflect, accurately and fairly and within the Company's normal system of accountability, all transactions of the Company and all other events that are the subject of specific regulatory record keeping requirements.

All transactions must be recorded as necessary or appropriate to permit the preparation of financial statements in conformity with generally accepted accounting principles and other applicable rules, regulations and criteria, and to ensure full accountability for all assets and activities of the Company.

All of the Company's assets and liabilities must be recorded in the regular books of the Company. Under no circumstances may there be any improper or inaccurate entries or omissions to the records of the Company. Financial records must state in reasonable detail actual business expenses incurred.

No payment on behalf of the Company may be approved or made with the intention, understanding, or awareness that any part of the payment is to be used for any purpose other than that described by the documents supporting the payment. All receipts and disbursements must be fully and accurately described in the books and records of the Company and must be supported by appropriate documentation properly describing their purposes.

Preservation Of Records

The Company must comply with all laws, rules and regulations relating to records preservation, including various tax and other legal regulations that require certain documents be retained for specified periods.

If an EQT person becomes aware of an impending government investigation or an actual or threatened legal proceeding or that the Company has been served with a subpoena, or has reason to believe a subpoena may be served, he or she must retain all records that might prove relevant. If there is any question as to whether a record pertains to an investigation or legal proceeding or may be responsive to a subpoena, he or she must contact the Company's Law Department before disposing of the potentially responsive document. Note that records include not just documents, but also include tapes, photographs, computer files, and records in any other form.

INSIDER TRADING POLICY

No EQT person may purchase or sell, directly or indirectly through third persons, the Company's stock or debt securities (including options and other derivative rights) on the basis of material information known to them but not to the public; nor should any EQT person disclose material non-public information to others. Insider trading is both unethical and illegal.

This prohibition applies to anyone in the Company at any level and to others outside the Company if they have access by any means (including tips from EQT persons) to material non-public information about the Company. The prohibition against insider trading and "tipping" applies to purchases and sales of securities of other publicly traded companies about which an EQT person has knowledge, including those that do business with the Company or with whom the Company is negotiating.

Material information is any information that an investor might consider important in deciding whether to buy, sell, or hold securities. Examples of some types of material information are financial results, financial forecasts, changes in dividends, possible mergers, acquisitions, joint ventures, other purchases and sales of or investments in companies, obtaining or losing important contracts, significant discoveries, important product developments, major litigation developments and major changes in business direction.

In the event an EQT person possesses inside information, he or she should not buy or sell Company stock or other securities or disclose the inside information to any unauthorized person until the Company has publicly announced the information by press release or similar means and the information has been available to the public for two full trading days. The misuse of inside information or engaging in insider trading may result in disciplinary action, including termination, as well as the imposition of civil and criminal penalties.

If an EQT person has a question whether certain information is material or whether it has been adequately disclosed to the public, he or she must contact the Company's Law Department and abstain from trading in the Company's securities or disclosing the information to people outside the Company until he or she has been informed that the information is not material or has been publicly disclosed and disseminated.

For more information, please review Company Policy No. 2.5 on Corporate Stock Trading and Company Policy No. 2.2 on Conflicts of Interest.

ENVIRONMENT, SAFETY AND HEALTH

A wide variety of environmental laws regulate the emission of pollutants into the atmosphere, the discharge of pollutants into surface and ground waters, and the handling and disposal of wastes. All EQT persons have an obligation to keep informed about legal standards and requirements in this area to the extent applicable to their activities. Important United States laws in this area include the Resources Conservation and Recovery Act, which establishes a system for "cradle to grave" management of hazardous wastes, and the Clean Air and Clean Water Acts, which extend broad protection to air and water resources.

Other important United States laws that safeguard health, safety, and the environment include the Occupational Safety and Health Act, which regulates both physical safety and exposure to conditions in the workplace which could harm employees. The Occupational Safety and Health Act establishes specific industrial hygiene procedures; standards for communication of precautions and hazards associated with substances that the Company uses, produces, or sells; required hazardous materials training; and permissible exposure limits for certain substances.

In the United States, the Toxic Substances Control Act regulates many products and raw materials. Unless specifically exempted, every chemical the Company uses or sells must have been listed on the United States Environmental Protection Agency's (the "EPA") national Inventory of chemical substances and mixtures. The Company may not manufacture or import a non-exempt substance unless it is on the Inventory or must submit a Pre-manufacture Notification to the EPA at least 90 days before the proposed manufacture or import. The Toxic Substances Control Act also requires the Company to (i) record all allegations of significant adverse reactions to chemical substances and mixtures it uses or sells and (ii) promptly report to the EPA any information that reasonably supports the conclusion that a substance or mixture manufactured, processed, or sold by the Company presents a substantial risk of injury to health or the environment.

Under various U.S. laws, spills of oil or hazardous substances exceeding defined reportable quantities, including spills to sewers and air emissions, must be reported immediately to the National Response Center or to other agencies if they are not covered by a permit. If an EQT person encounters any spill or discharge not covered by a permit, he or she must follow established Company procedures and call the Company's hotline number at 1-800-242-3109 immediately if an EQT person does not know for certain that all legal reporting requirements have been met.

All permit applications must be complete and truthful and all permit requirements carefully followed. Required environmental controls and apparatus must never be by-passed except in compliance with law.

It is the policy of the Company to handle and dispose of materials in compliance with all applicable laws, rules, and regulations to protect the environment and the safety of the public. In addition, the Company complies with community "right to know" laws that require information be made available to the public on chemical uses and releases which are submitted to relevant agencies.

Managers and other supervisors have an obligation to keep informed about legal standards and requirements in this area and to advise senior Company management promptly of any adverse situation that may come to their attention.

The laws, rules and regulations in this area are complex, and violations can result in severe criminal and civil penalties for the Company and also for individuals. For additional information, or if an EQT person is faced with an environmental, health, or safety issue, he or she should immediately contact the Company Environmental, Health, and Safety representative at his or her location or the Company's Law Department.

For more information, please review Company Policy No. 2.11 on Environmental and Safety.

COMPETITION; ANTITRUST

The Company's activities in the marketplace must be conducted in accordance with all applicable antitrust, competition, and trade practice laws and regulations (collectively, the "antitrust laws"), certain of which are described below. Antitrust is another area of the law where issues can frequently be complicated and require legal review. If an EQT person has any questions concerning antitrust compliance, they should contact the Company's Law Department or the Compliance hotline at 1-800-242-3109 on a confidential basis. The antitrust laws are intended to preserve and foster more competition in the marketplace. Violations can result in severe criminal and civil penalties, including imprisonment for individuals, and significant fines for corporations, and the imposition of treble damages.

Price Fixing, Unlawful Monopolies and Exchange of Competitive Information

The Company may not agree with its competitors to fix prices. It must make unilateral, independent pricing decisions for each of its products and services based on factors such as value to the customer, costs, and competitive pressure in the marketplace. The exchange of information between competitors, such as fees charged, profit margins or credit and billing practices, can violate the antitrust laws and is prohibited.

Unlawful monopolies and unreasonable restraints of trade are also prohibited by law. In addition, any agreement, whether formal or informal, or any joint activity involving the Company and any other party, the intent or effect of which is to reduce competition, may violate the antitrust laws. Unlawful agreements need not take the form of written contracts, express commitments, or mutual assurances. Courts frequently infer agreements based on "loose talk," informal discussions, or the mere exchange between competitors of information from which common pricing or other collusion could result. Any communication with a competitor's representative, no matter how innocuous it may seem at the time, may later be subject to antitrust scrutiny and form the basis for accusations of improper or illegal conduct. EQT persons must conduct all relations with competitors, including social activities, as if they were completely in the public view because they may later be subject to probing examination and unfavorable interpretation.

For example, trade association meetings and other industry gatherings typically serve perfectly legitimate and worthwhile purposes. However, these meetings also provide a potential pitfall under the antitrust laws because they bring together competitors with common interests and problems who may be prone to discuss matters of mutual concern. EQT persons must be especially careful to avoid discussions or exchanges of information relating to competitive matters. If competitors are discussing these matters, EQT persons are expected to excuse themselves and exit the meeting.

Any discussion, action, or transaction which may involve prohibited conduct should be avoided, and any knowledge of prohibited conduct must be reported immediately to the Company's Law Department. Any questions about what is permissible conduct should be raised with the Company's Law Department before any action is taken.

Price Discrimination

Certain antitrust laws prohibit sellers from discriminating in the prices, terms of sale, or advertising or promotional programs and allowances provided to different customers where competitive injury results. Thus, promotional allowances, volume discounts, and other incentives should be offered on functionally equivalent, proportionately equal terms to customers of the Company's products and services without discrimination.

Resale Price Maintenance

The Company is not permitted to enter into an agreement with a supplier setting the price to be charged by the Company for the supplier's products. Similarly, the Company is not permitted to enter into an agreement with a Customer setting the price to be charged by that customer for the Company's products. The Company and its suppliers can suggest the resale price (or pre-mark the product with a suggested resale price). However, the Company cannot agree with either a customer or supplier as to the actual price or the minimum or maximum price for the product. It is also illegal and against Company policy to use any threats or coercion or otherwise interfere with a customer's right to establish its own resale prices.

Group Boycotts

The Company may not agree with any competitor, customer, supplier, or group of competitors to refuse to buy from, sell to, or otherwise deal with any party. While the Company generally is permitted independently to determine that it does not wish to buy from or sell to a particular party, when this type of decision is reached jointly with other competitors, customers or suppliers, it may be illegal, regardless of whether it may seem commercially reasonable.

Allocation of Customers, Territories, Products or Services

The Company may not agree with a competitor to divide customers or territories, or to refrain from selling a certain product generally or in any geographic region or to any category of customer. These types of agreements are illegal.

Bid Rigging

The Company may not enter into agreements with other potential bidders regarding the content, preparation or allocation of competitive bids. This prohibition includes rigging the amount of a bid, comparing bids before submission, rotating bids among the competitors, agreeing not to bid and submitting sham bids. These agreements are illegal regardless of their purpose or effect.

Product Tying; Reciprocity; Exclusive Dealing

Tying occurs when a buyer is required, as a condition of purchasing one product (the "tying" product), to also purchase a second, distinct product (the "tied" product). Reciprocity is the practice of buying goods or services from another party on the condition that the other party buys goods or services from you. Exclusive dealing is the practice of requiring another party to buy only from or to sell only to you. Because the legality of these arrangements depends upon a number of complex legal and economic factors, tying or reciprocity arrangements or exclusive dealing should never be implemented without first consulting the Company's Law Department.

Unfair Trade Competition

The Company may not engage in unfair methods of competition or deceptive acts and practices. Various federal and state laws prohibit the false or misleading marketing of products or services to potential customers. These laws also prohibit the unfair disparagement of other trade competitors and their products or services.

Foreign Antitrust

EQT persons engaged in any of the Company's foreign operations should, at a minimum, observe the same antitrust guidelines as stated above unless specifically advised otherwise by the Company's Law Department. Many countries have antitrust laws that prohibit many of the same types of conduct that are prohibited under U.S. antitrust laws and, in some cases, additional types of conduct.

For more information, please review Company Policy No. 2.1 on Antitrust.

LABOR AND EMPLOYMENT LAW; DRUG FREE WORKPLACE

All EQT persons must comply with applicable laws concerning labor and employment, including those relating to equal employment matters, safety and health, and wages and hours. For further information on particular labor and employment matters EQT persons should contact the Company's Human Resources Department.

Equal Employment Opportunity

The Company provides equal employment opportunities for all persons without regard to any impermissible classifications, including without limitation race, color, religion, sex, national origin, age, disability, or veteran status. The Company requires all EQT persons to refrain from any action that is intended to cause, or causes, unlawful employment discrimination in any aspect of a person's employment, including decisions concerning recruitment, hiring, placement, transfer, demotion, promotion, training, compensation, employee benefits, discipline, and termination.

Harassment

The Company is committed to protecting the right of EQT persons to work in an environment that is free from all forms of harassment because of sex, race, color, age, religion, ethnic background, national origin, or physical condition. Such harassment is expressly prohibited. Sexual harassment may include unwelcome sexual advances, requests for sexual favors, and verbal or physical conduct of a sexual nature that have the effect of unreasonably interfering with an EQT person's work performance or creating an intimidating, hostile, or offensive work environment. All reported occurrences will be thoroughly investigated in strictest confidence and appropriately dealt with in accordance with the Company's sexual harassment policy.

Safety and Health; Drug Free Workplace

The Company must comply with all applicable federal, state, and local health and safety regulations. The Company is committed to developing, implementing, and ensuring compliance with operating practices that provide a workplace free from recognized hazards. The Company is also committed to providing a workplace environment free from intimidation, threats, or violent acts.

Employees are required to report to their supervisors all observed safety and health violations, potentially unsafe conditions, and any accidents resulting in an injury so that corrective action may be taken.

The Company is committed to maintaining a drug free workplace. The illegal use of drugs (including alcohol) interferes with effective and safe job performance. The Company has a formal Drug and Alcohol Policy in place that subjects employees to substance testing and offers assistance to employees needing rehabilitation or treatment for a drug or alcohol dependency problem. Additional information is available from the Company's Human Resources Department.

For more information, please review Company Policy No. 1.1 on Drug and Alcohol, Company Policy No. 1.2 on Equal Employment Opportunity and Affirmative Action, Company Policy No. 1.3 on Harassment/Sexual Harassment, Company Policy No. 1.6 on the Americans with Disabilities Act, Company Policy No. 2.11 on Environmental and Safety and Company Policy No. 1.11 on Violence in the Workplace.

Privacy Regarding Protected Health Information

All medical and health-related information obtained from the Company group health plan regarding an EQT person is considered strictly confidential and subject to privacy safeguards.

For more information, please review Company Policy No. 1.7 on Use and Disclosure of Protected Health Information.

POLITICAL ACTIVITIES, LOBBYING DISCLOSURE

Political Activity

All EQT persons must comply with applicable campaign finance and ethics laws. The law and Company policy prohibit the use of Company funds, assets, services, or facilities on behalf of a political party or candidate, except under certain limited circumstances which must be approved by the Company's Senior Vice President and General Counsel. The Company is generally also prohibited from compensating or reimbursing any EQT persons or individuals associated with the Company for a political contribution that these persons intend to make or have made.

The Company's policy is not intended to discourage or prohibit any EQT persons from voluntarily making personal political contributions, participating in the political process on their own time and at their own expense, expressing their personal views on legislative or political matters, or engaging in any other lawful political activities.

Lobbying Disclosure

It is the policy of the Company to comply with all federal and state statutory and regulatory requirements relating to disclosure of lobbying activities and expenditures. The Company, if certain threshold limits are reached, is required by law to file periodic reports of federal lobbying-related expenses with appropriate authorities, including the Clerk of the U.S. House of Representatives, and the Secretary of the U.S. Senate. In addition, any individual who engages in lobbying on behalf of the Company at the state level may be required to comply with state law requirements (e.g., in Pennsylvania, register with and report lobbying-related expenses to the Secretary of the Pennsylvania Senate). Company units that are federal government contractors are prohibited by statute from being reimbursed for lobbying-related expenses. Federal government contractors are also prohibited from using appropriated funds for specified lobbying-related activities and are required to disclose all expenditures of funds used for these types of activities. Moreover, the Internal Revenue Code prohibits most lobbying-related expenses incurred by the Company from being treated as deductible expenses.

No EQT person may initiate a lobbying contact at the federal, state, or local level while functioning in his or her capacity as an employee, officer or director of the Company without the permission of the Company's executive management. For more information, please review Company Policy No. 2.8 on Lobbying Disclosure and Compliance.

REGULATORY COMPLIANCE, AFFILIATE RELATIONSHIPS

The Company must conduct its business in compliance with all applicable laws, rules and regulations governing the Company's products and services. These laws, rules and regulations include those relating to quality and safety standards, such as the pipeline regulations of the United States Department of Transportation. They also include certain restrictions on the relationship that may exist between the Company's regulated utility or pipeline units and their affiliates. There are substantial affiliate restrictions imposed on the Company by the Federal Energy Regulatory Commission (FERC) and state public utility commissions (PUCs).

The Company's regulated utility and pipeline units are prohibited from giving preferential treatment in service or in the disclosure of information to any affiliate if the same is not also provided to non-affiliated third parties. In addition, the regulated utility and pipeline utility must comply with certain requirements regarding the reporting of affiliate transactions and the sharing of personnel with affiliates. Moreover, they oftentimes cannot enter into contractual transactions or arrangements with affiliates without prior approval from PUCs or FERC. Absent this approval, these types of transactions or arrangements are not valid.

The Company's Pennsylvania local gas distribution operations are subject to various regulations governing the provision of gas service to residential utility customers. These regulations, commonly referred to as Chapter 56 regulations, provide comprehensive regulatory oversight of the way the Company provides service to new and existing customers, outlines the rights customers have in obtaining and continuing their utility service, and provides for dispute resolution through various forums, both formal and informal. Violations of the Chapter 56 regulations can subject the Company to fines or other corrective measures. The Company provides training on a continuous basis for EQT persons that deal with Chapter 56 and expects EQT persons to adhere to all of its regulatory requirements.

Violations of the above restrictions on affiliate relationships may subject the Company and the business units involved to severe penalties and fines. All material transactions or arrangements proposed between any Company regulated utility or pipeline unit and an affiliate must be referred to the Company's Law Department for prior legal review. All EQT persons are required to adhere to the PUC and FERC legal requirements and established Company standards and procedures for complying with them.

GOVERNMENT CONTRACTING

EQT persons must comply with all applicable laws and Company policies that pertain to their duties and responsibilities with regard to government contracting. These regulations can be complex, and any questions regarding government contracting should be directed to the Company's Law Department. Despite this complexity, there are a number of principles that are fundamental and apply to all EQT persons when bidding, pricing, negotiating, and performing government contracts, including when acting as a subcontractor or when making sales to other government contractors.

It is a violation of the law and Company policy to make or cause to be made to the government a false or fraudulent statement or a false claim for payment, whether orally or in writing. This includes bids, proposals, requests for payment, or any other documents of any kind that contain false, fictitious, or fraudulent information. Data submitted must be accurate, with estimates being clearly identified as such. Certifications of fact, including those relating to the domestic origin of goods, independence of pricing determinations, and cost data may be made only after a diligent inquiry and upon an informed belief that the certification is correct. The pricing and other terms established for a particular government contract should be followed for that contract. Compliance with state licensing and tax registration or exemption requirements are issues often involved with government contracts. Any questions relating to government contracts and the particular laws, regulations, and standards applicable to those contracts should be directed to the Company's Law Department.

EQT persons must exercise caution to avoid providing anything of value to a government employee, even meals or other incidentals. Government employees are subject to strict rules which basically require them to pay for their own expenses with limited exceptions. Contact the Company's Law Department for more information. The law and Company policy also prohibit any EQT person from offering, giving, soliciting, or receiving any form of bribe, rebate, gratuity, or kickback in connection with a government contract. The Anti-Kickback Act imposes an affirmative duty on the Company to report to the government promptly and in writing whenever it has reasonable grounds to believe that a violation of this Act has occurred. Consequently, EQT persons must immediately report any reasonable suspicions regarding bribes, gratuities, or kickbacks related to government contracts to the Company. This may be done by calling the

Company's compliance hotline at 1-800-242-3109 or by contacting the Company's Law Department.

The Company must use only legitimate methods to obtain a contract. EQT persons are prohibited from seeking or receiving information that the Company is not authorized to possess, including, but not limited to, confidential or proprietary data, pricing information of other competitors for government contracts, and non-public government documents relating to bidding or source selection. The Company must also comply with federal and state conflict of interest restrictions which make it illegal for former government officials or employees to represent, aid, or advise the Company on governmental matters in which the former official or employee had some governmental responsibility or involvement. These restrictions can be permanent in nature or extend for several years following a government official's or employee's termination of government service.

No former government official or employee may be hired or retained by the Company in any capacity without the prior review and approval of the Company's Law Department. Moreover, where government contracts are concerned, the Company is often prohibited from and must certify that it has not employed or retained anyone to solicit or secure the contract for a commission, percentage, brokerage, or contingent fee. Because of the complexity of these rules, EQT persons should contact the Company's Law Department for further information.

INTERNATIONAL BUSINESS, FOREIGN CORRUPT PRACTICES ACT

All EQT persons are expected to comply with the laws of the country in which they operate. The fact that in some countries certain laws prohibiting particular conduct are not enforced in practice or that violation is not subject to public criticism or censure will not excuse noncompliance. EQT persons are prohibited from taking any action in any foreign country that would be illegal or improper in the United States, even if that action is permitted or encouraged under local laws and customs. If you have a question as to whether certain activities are prohibited, or you become aware of a conflict between United States law and the law or custom of a foreign country, contact the Company's Law Department. You must abstain from the activity in question until you have been informed that the activity is not prohibited. All EQT persons also must comply strictly with the U.S. laws and regulations applicable to the conduct of business outside the United States. Certain of these U.S. laws and regulations are summarized below.

The Foreign Corrupt Practices Act

The law and Company policy prohibit EQT persons or their agents from making any payment or offer of payment to any official of a foreign county or public international organization, foreign political party or official, or candidate for foreign political office in order to obtain or retain business or to secure any improper advantage. This type of payment need not take the form of cash. It may include gifts, providing services or amenities, or other types of consideration. Company policy also prohibits actions intended to, or which are reasonably likely to, result in a prohibited payment or other benefit being provided indirectly or through a third party, including agents. "Foreign officials" include any employees or agents of a foreign government. This policy prohibits the use of personal as well as Company funds, property, or services for such purposes.

While the law allows certain types of payments to foreign officials, including payments to "facilitate" routine government actions, determining what is a "facilitating" payment involves difficult legal judgments. This area of the law is very complicated. The slightest mistake may expose both the Company and EQT persons to criminal prosecution, including the imposition of large fines and terms of imprisonment. Therefore, it is the Company's policy that, except for legally prescribed fees and like payments, no payments or gifts will be made to foreign officials, directly or indirectly, related to the Company's business activities, including any proposed payment or gift, regardless of amount or value, thought to be "facilitating" or otherwise exempt from the law, unless approved in advance by the Company's Law Department.

EQT persons are required to report immediately to the Company's Law Department any request made by a foreign government, political party official, candidate for political office, or any representative of such a person for a payment or other benefit covered by this Code and any other actions taken to induce this type of payment or benefit.

Antiboycott Laws

It is the policy of the Company to conduct its business in accordance with all U.S. antiboycott laws. In general, the antiboycott laws are designed to prevent businesses from cooperating with unsanctioned foreign boycotts of countries friendly to the United States. The Company is required to abstain from all prohibited conduct or any agreement to engage in prohibited conduct and must make prompt reports of any request for prohibited boycott cooperation or information. All EQT persons are required to promptly report any violation or request described in this paragraph to the Company's Law Department.

U.S. Embargoes

It is the policy of the Company to conduct its business in accordance with the U.S. trade restrictions imposed with respect to certain foreign countries. EQT persons working in international areas should check with the Company's Law Department for a current list of countries affected by trade restrictions. The prohibitions and restrictions imposed under these regulations (which generally cover foreign-based subsidiaries of U.S. companies as well as foreign-based U.S. citizens and permanent residents) vary and the countries covered are subject to change. These prohibitions and restrictions may affect exports, imports, travel, currency transactions, and assets and accounts. Generally speaking, what may not be done directly also may not be done or arranged through third parties or permitted by conscious non-supervision or "willful blindness." The civil and criminal sanctions that may be imposed for violations are very severe.

Export Controls

The export of goods and services from the United States frequently requires a specific export license from the Commerce Department. The same may apply to transshipment of U.S.-origin goods from the country of original destination to a third country and to exports of foreign-made goods with U.S. content. The laws in this area can be extremely complex, and any questions regarding exports should be directed to the Company's Law Department.

For more information, please review Company Policy No. 2.7 on the Foreign Corrupt Practices Act.

INTELLECTUAL PROPERTY

Various laws govern the use of material and/or information, including computer software, which may be the subject of a trademark, patent, copyright, or which may be treated as a trade secret. To protect the Company's rights, EQT persons' use of all intellectual property described in this paragraph must be in accordance with all applicable laws. In addition, EQT persons may not infringe the legal rights of third parties with respect to trademarks, patents, copyrights, and trade secrets owned by them.

Copyright Compliance

All written materials, including books, articles, magazines, drawings, computer software, photographs, videotapes, and advertising are covered by U.S. or foreign copyright laws as well as various multi-national pacts. It is a violation of law and Company policy to make unauthorized copies of these materials. The making of unauthorized copies can subject the Company and EQT persons to substantial civil or criminal penalties, litigation and damages. Some copying may require obtaining a license from the author or publisher of the materials. The Company has licensed from the Copyright Clearance Center the right to copy articles from the over one million publications it represents for internal use only. A list and index of licensed publications can be found at www.copyright.com. Questions regarding applicable legal requirements should be directed to the Company's Law Department.

Trademark and Service Mark Protection

A trademark or service mark is a word, symbol, name, device or combination of these used to identify a product or line of products or services and to distinguish them from the products and services of other companies. The Company utilizes a number of trademarks and service marks which have value in the marketplace. EQT persons must be vigilant to use the Company's trademarks and service marks correctly and to detect and notify your supervisor or the Company's Law Department of any unauthorized use of the Company's trademarks and service marks or of use of confusingly similar marks by a third party. Similarly, the Company is committed to not infringing the trademark and service mark rights of others.

Patent Protection

Patent laws protect inventions and prevent other persons from making, using, or selling an invention owned by another party, unless a license or other authorization is obtained. In the event an invention relating to the Company's businesses is conceived by an EQT person during the course of his or her affiliation with the Company, or by use of Company facilities, personnel, or other resources, it must be disclosed to the employee's supervisor and is considered Company property. Pending a patent, it will be treated as Company proprietary information. The Company's Law Department will determine whether the invention will be entitled to protection under the patent laws. No patented or non-patented invention, whether developed, licensed, or purchased by the Company, is to be used or marketed by an EQT person, and no proprietary information relating to any invention, is to be disclosed to third parties, except with the prior approval of the Company and its Law Department.

Computer Software

The copyright laws prohibit the unauthorized use or reproduction of any copyrighted software and related materials. This includes the unauthorized downloading of software from the internet or an EQT person installing on his/her EQT Corporation computer a copy of software her or she owns personally or obtained from another person. Violations may subject the Company and EQT persons to potential civil and criminal penalties, as well as to litigation and damages.

No EQT person may copy any software material, either written or stored on any type of magnetic media without express authorization in writing from its legal owner, vendor, supplier, or developer pursuant to a license agreement. The written approval of the Company's Chief Information Officer or appointed designee is also required.

For these purposes, the Company's Chief Information Officer maintains a permanent record of all Company software licenses, which are audited periodically for compliance.

For more information, please review Company Policy No. 2.3 on Protection of Confidential information and Company Policy No. 2.4 on Intellectual Property and Software Piracy.

PROTECTION OF PROPRIETARY INFORMATION; CONFIDENTIALITY AGREEMENTS

All information created or used by the Company in support of its business activities, including electronic information, is the property of the Company, and maintaining its confidentiality and proper use is required. This requirement includes all of the Company's proprietary information and trade secrets. Trade secrets consist of any Company business plans, customer lists, marketing strategies, cost data, pricing models, data bases, inventions, technical know-how, or any other formula, design, device, or non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed.. In addition, this requirement applies to all other information the Company has, whether in the form of data, materials, documents or otherwise, which is confidential in nature and not authorized by the Company to be made public. This would include, for example, confidential information which the Company has obtained from third parties or been given access to pursuant to various agreements.

Except as authorized by the Company or mandated by law, EQT persons must not disclose or use any proprietary or confidential information learned during or as a result of their affiliation or employment with the Company. EQT persons are also prohibited from any improper or unauthorized use of the Company's proprietary or confidential information, including misuse for their own personal purposes. These prohibitions continue to apply to an EQT person even after the EQT person is no longer affiliated with or employed by the Company. EQT persons are also prohibited from the using of proprietary or confidential information of the Company for their own purposes. The disclosure of proprietary or confidential information to others such as competitors, customers, clients, or outside contractors is only permitted with prior authorization by Company management pursuant to a written confidentiality agreement that is binding on the third party. Company policy further prohibits the disclosure or improper use of proprietary or confidential information obtained from third parties. Proprietary or confidential information is typically obtained from another party under confidentiality agreements which impose strict confidentiality obligations on the Company. Before the Company enters into any confidentiality agreement, it must be referred to the Company's Law Department for legal review. A copy of each signed confidentiality agreement is to be kept in the Company's legal files.

Questions regarding whether any information is proprietary, confidential, or should be covered by a Confidentiality Agreement, should be directed to the Company's Law Department. EQT persons should refrain from using or disclosing the information until Company management authorizes the particular use or disclosure.

For more information, please review Company Policy No. 2.3 on Protection of Confidential Information.

ELECTRONIC COMMUNICATIONS AND SURVEILLANCE

The Company's electronic communication systems include the corporate electronic mail system, the Interact communications network, all corporate bulletin board systems, the corporate-wide radio/telephone communications systems, and all licensed software programs. Any unauthorized use of any corporate electronic communications systems is strictly prohibited. Unauthorized use includes (i) the unauthorized transmission of any Company information to any third party or any outside source, (ii) the unauthorized transfer or receipt of any software or copyrighted material, and (iii) the transmission or intentional receipt of material that is abusive, offensive, obscene, sexually or racially harassing in nature or that would otherwise constitute a violation of law. All Company communications systems are monitored and audited to ensure that all communications systems are being properly utilized and maintained. The systems are only to be used for Company business. Occasional personal use may be permitted by a supervisor on a limited basis, but EQT persons should not have any expectations of privacy. The Company treats communications to or from EQT persons like other business communications and affords no personal privacy protections to them. The Company reserves the right at its discretion to access and disclose any and all information in the Company's communication systems. An EQT person's use of any Company communication system constitutes the EQT person's consent to the Company's access to and disclosure of EQT person communications.

It is the Company's policy to comply fully with all applicable laws governing wiretapping, eavesdropping, and other forms of electronic surveillance. It is a violation of the law for an EQT person to use any electronic, mechanical, or other device to intercept or record the contents of any telephonic, facsimile, modem-transmitted electronic mail, or other electronic communication unless one (or in certain jurisdictions all) of the parties to the communication consent to the interception. In accordance with applicable law, the Company is permitted to record certain telephone conversations related to utility customer service calls and to energy trader calls confirming physical and financial transactions. For further information, EQT persons should contact the Company's Law Department.

For more information, please review Company Policy No. 1.12 on Information Technology.

EQT Corporation

EXHIBIT D

[EQT Corporation Public Policy and Corporate Responsibility Committee Charter]

EQT CORPORATION
PUBLIC POLICY AND CORPORATE RESPONSIBILITY COMMITTEE CHARTER

This Charter governs the Public Policy and Corporate Responsibility Committee (the "Committee") of the Board of Directors (the "Board") of EQT Corporation (the "Company"). This Charter was approved and adopted by the Board on December 7, 2011. A copy of this Charter shall be posted on the Company's website.

PURPOSE AND PERFORMANCE OF THIS COMMITTEE

This Committee shall review, and provide input and direction to management and the Board about the Company's approach to, the Company's activities regarding industry, legislative and regulatory activities that pertain to (a) environmental, health and safety matters, (b) governmental affairs, including participation in industry and other organizations that express views about legislative and regulatory affairs, and (c) other matters likely to influence the Company's reputation. For the avoidance of doubt, this Committee is interested in local, state, federal and global matters with the potential to affect the Company.

Each member of the Public Policy and Corporate Responsibility Committee shall be entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by those persons and under those circumstances specified in the Pennsylvania Business Corporation Law.

ORGANIZATION AND MEMBERSHIP OF THIS COMMITTEE

The membership of this Committee shall consist of at least three (3) directors, each of whom shall be appointed annually by the Board.

A Director may be removed from this Committee by the Board, with or without cause. A Director may resign as a member of this Committee upon notice to the Secretary of the Company and the Chairperson of the Board.

The Board shall appoint the Chairperson of this Committee at its first meeting after each annual meeting of the shareholders.

RESPONSIBILITIES

This Committee's responsibilities shall be:

(a) To periodically review and make recommendations to management and the Board regarding the Company's compliance with laws, regulations, policies, programs and practices with regard to environmental, health and safety matters by, among other things:

- (i) Receiving reports regarding and reviewing the scope and results of the Company's audit program with respect to such matters;
- (ii) Receiving reports regarding and reviewing significant violations with respect to such matters; and
- (iii) Receiving reports regarding contractor performance and significant water contamination, remediation and disputes with adjacent land owners (pre-litigation); and
- (iv) Receiving reports regarding and reviewing the Company's initiatives to improve its performance with respect to such matters.

(b) To periodically review and make recommendations to management and the Board regarding governmental and regulatory affairs by, among other things:

(i) Receiving reports regarding and reviewing pending legislative and regulatory efforts likely to significantly impact the Company's business, including such efforts in the environmental, health and safety area;

(ii) Receiving reports regarding and reviewing the Company's participation in industry and other organizations that express views about legislative and regulatory affairs; and

(iii) Receive reports regarding the Company's political contributions.

(c) To periodically receive reports and information regarding other matters likely to influence the Company's reputation and the Company's efforts to manage the same, including energy policy, corporate responsibility and communications, community affairs, EQT Foundation activities, diversity initiatives and activities of others in the industry (both negative and positive).

(d) To perform an annual assessment of the Committee's performance.

(e) To review, and as appropriate make recommendations with respect to, shareholder proposals related to the purposes of this Committee.

(f) To regularly report Committee activities to the Board.

(g) To review this Charter, recommend to the Board any material changes to the Committee's responsibilities under this Charter, and to adopt any other revisions to this Charter.

(h) Evaluate the performance of this Committee.

(i) To perform such other responsibilities as may be delegated to it by the Board.

Except as described above, this Committee shall perform each of its goals and responsibilities at least annually, but more often if this Committee shall determine it to be necessary or appropriate.

COMMITTEE POWERS

This Committee shall have the following powers:

(a) To obtain advice and assistance from internal or external legal, accounting or other advisors and to have direct access to such advisors without the presence of any officer of the Company.

(b) Subject to the Corporate Governance Guidelines, to interview and meet with any employee of the Company without the presence of any officer of the Company.

(c) To form and delegate authority to subcommittees and to delegate authority to one or more of the members.

(d) Such other powers as may be necessary or appropriate to fulfill its purposes.

MEETINGS

This Committee shall meet at least four (4) times per year, or more frequently as circumstances dictate. Fifty percent of the members of this Committee at the time in office shall constitute a quorum for the transaction of business. This Committee shall act on the affirmative vote of a majority of the members present at a meeting at which a quorum is present. This Committee may act without a meeting by unanimous written consent of all members. The agenda of each Committee meeting shall be established by the Chairperson with the assistance of appropriate members of management. Each Committee member is free to suggest the inclusion of items on the agenda. Each Committee member is free to raise at any Committee meeting subjects that are not on the agenda for that meeting. This Committee shall meet in executive session at least annually.